                                                                               .
                                                                               .
                                                                               .

                              SK TELECOM CO., LTD.
                         NON-CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 2003 AND 2002

                                                                 In millions of Korean won     In thousands of U.S. dollars (Note 2)
                                                               -----------------------------   -------------------------------------
                                                                   2003            2002               2003               2002
                                                               -------------   -------------      -------------      -----------
ASSETS
CURRENT ASSETS:
     Cash and cash equivalents (Note 12)                       W      28,393   W       6,228      $      23,820      $     5,225
     Short-term financial instruments (Note 12)                      100,513          87,888             84,323           73,732
     Trading securities (Notes 2 and 3)                              858,739         382,000            720,419          320,470
     Current portion of long-term investment securities
         (Notes 2 and 3)                                              85,861          70,267             72,031           58,949
     Accounts receivable - trade (net of allowance
         for doubtful accounts of W56,805 million in 2003
         and W51,122 million in 2002)
         (Notes 2, 12 and 22)                                      1,438,836       1,290,475          1,207,077        1,082,613
     Short-term loans (net of allowance for doubtful
         accounts of W516 million in 2003 and
         W336 million in 2002) (Notes 2, 5 and 22)                    51,102          29,623             42,871           24,852
     Accounts receivable - others (net of allowance
         for doubtful accounts of W15,979  million in 2003
         and W22,547 million in 2002) (Notes 2, 12 and 22)           811,496         809,616            680,785          679,208
     Inventories (Note 2)                                              8,024          10,718              6,732            8,992
     Accrued income and others                                        77,742          60,176             65,219           50,482
                                                               -------------   -------------      -------------      -----------

     Total Current Assets                                          3,460,706       2,746,991          2,903,277        2,304,523
                                                               -------------   -------------      -------------      -----------

NON-CURRENT ASSETS:
     Property and equipment, net (Notes 2, 6, 20 and 21)           4,551,626       4,451,548          3,818,478        3,734,520
     Intangible assets, net (Notes 2 and 7)                        3,600,268       2,390,350          3,020,359        2,005,327
     Long-term investment securities (Notes 2 and 3)                 855,195       1,380,445            717,445        1,158,091
     Equity securities accounted for using the equity method
         (Notes 2 and 4)                                             563,539       1,426,518            472,768        1,196,743
     Long-term loans  (net of allowance for doubtful
         accounts of W19,502 million in 2003 and
         W19,436 million in 2002) (Notes 2, 5 and 22)                 41,591          57,984             34,892           48,644
     Guarantee deposits (Notes 12 and 22)                            246,004         221,815            206,379          186,086
     Long-term deposits and others (Notes 20 and 22)                  57,030          45,567             47,844           38,229
                                                               -------------   -------------      -------------      -----------

     Total Non-Current Assets                                      9,915,253       9,974,227          8,318,165        8,367,640
                                                               -------------   -------------      -------------      -----------

TOTAL ASSETS                                                   W  13,375,959   W  12,721,218      $  11,221,442      $10,672,163
                                                               =============   =============      =============      ===========

(Continued)

                              SK TELECOM CO., LTD.
                   NON-CONSOLIDATED BALANCE SHEETS (CONTINUED)
                           DECEMBER 31, 2003 AND 2002

                                                                 In millions of Korean won     In thousands of U.S. dollars (Note 2)
                                                               -----------------------------   -------------------------------------
                                                                   2003            2002               2003               2002
                                                               -------------   -------------      -------------      -----------
LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
     Accounts payable (Notes 12 and 22)                        W   1,117,835   W   1,587,531      $     937,781      $ 1,331,821
     Short-term borrowings                                           728,669         620,000            611,299          520,134
     Income taxes payable                                            399,852         362,365            335,446          303,997
     Accrued expenses                                                401,245         354,716            336,615          297,581
     Current portion of long-term debt, net
         (Notes 2, 8, 9 and 11)                                    1,364,264         920,745          1,144,517          772,437
     Current portion of facility deposits                             10,824          14,201              9,081           11,914
     Others (Note 22)                                                209,285         156,301            175,575          131,125
                                                               -------------   -------------      -------------      -----------

     Total Current Liabilities                                     4,231,974       4,015,859          3,550,314        3,369,009
                                                               -------------   -------------      -------------      -----------

LONG-TERM LIABILITIES:
     Bonds payable, net (Notes 2 and 8)                            2,256,644       2,903,517          1,893,158        2,435,836
     Long-term borrowings (Notes 9 and 20)                             1,633          10,284              1,370            8,628
     Obligations under capital lease (Notes 2, 11 and 12)                  -             121                  -              102
     Facility deposits (Note 10)                                      44,197          46,850             37,078           39,304
     Long-term payables - others, net of present value
         discount of W85,880 million in 2003 (Note 2)                564,119               -            473,254                -
     Accrued severance indemnities, net (Notes 2 and 22)              63,663          45,861             53,409           38,474
     Deferred income tax liabilities (Notes 2 and 17)                242,057         123,768            203,068          103,832
     Others                                                           29,834          38,010             25,028           31,887
                                                               -------------   -------------      -------------      -----------

     Total Long-Term Liabilities                                   3,202,147       3,168,411          2,686,365        2,658,063
                                                               -------------   -------------      -------------      -----------

     Total Liabilities                                             7,434,121       7,184,270          6,236,679        6,027,072
                                                               -------------   -------------      -------------      -----------

STOCKHOLDERS' EQUITY:
     Capital stock (Notes 1 and 13)                                   44,639          44,576             37,449           37,396
     Capital surplus (Note 13)                                     2,915,964       2,884,385          2,446,279        2,419,786
     Retained earnings:
         Appropriated (Note 14)                                    4,743,822       3,379,923          3,979,716        2,835,506
         Unappropriated                                              396,527       1,517,176            332,657        1,272,799
     Capital adjustments:
         Treasury stock (Note 15)                                 (2,047,103)     (2,192,449)        (1,717,368)      (1,839,303)
         Unrealized loss on valuation of long-term
             investment securities (Notes 2 and 3)                  (156,948)       (103,619)          (131,668)         (86,929)
         Equity in capital adjustments of affiliates
             (Notes 2 and 4)                                          41,196           4,504             34,560            3,779
         Stock options (Notes 2 and 16)                                3,742           2,452              3,139            2,057
                                                               -------------   -------------      -------------      -----------

         Total Stockholders' Equity                                5,941,838       5,536,948          4,984,763        4,645,091
                                                               -------------   -------------      -------------      -----------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                     W  13,375,959   W  12,721,218      $  11,221,442      $10,672,163
                                                               =============   =============      =============      ===========

        See accompanying Notes to Non-Consolidated Financial Statements.

                              SK TELECOM CO., LTD.
                      NON-CONSOLIDATED STATEMENTS OF INCOME
                     YEARS ENDED DECEMBER 31, 2003 AND 2002

                                                                 In millions of Korean won,         In thousands of U.S. dollars,
                                                                 except for per share data        except for per share data (Note 2)
                                                               -----------------------------   -------------------------------------
                                                                   2003            2002               2003               2002
                                                               -------------   -------------      -------------      -----------
OPERATING REVENUE (Note 22)                                    W   9,520,244    W  8,634,049       $  7,986,782      $ 7,243,330
                                                               -------------   -------------      -------------      -----------
OPERATING EXPENSES (Notes 2 and 22)
     Labor cost                                                     (348,455)       (267,278)          (292,328)        (224,227)
     Commissions paid (Note 22)                                   (2,324,587)     (1,994,073)        (1,950,157)      (1,672,880)
     Depreciation and amortization (Note 2)                       (1,488,165)     (1,414,627)        (1,248,461)      (1,186,768)
     Network interconnection (Note 22)                              (738,236)       (737,990)          (619,326)        (619,119)
     Leased line                                                    (302,288)       (266,804)          (253,597)        (223,829)
     Advertising                                                    (361,114)       (440,024)          (302,948)        (369,148)
     Cost of goods sold                                              (19,152)        (48,500)           (16,067)         (40,688)
     Others                                                         (857,587)       (781,077)          (719,452)        (655,265)
                                                               -------------   -------------      -------------      -----------

     Sub-total                                                    (6,439,584)     (5,950,373)        (5,402,336)      (4,991,924)
                                                               -------------   -------------      -------------      -----------

OPERATING INCOME                                                   3,080,660       2,683,676          2,584,446        2,251,406
                                                               -------------   -------------      -------------      -----------

OTHER INCOME:
     Interest income                                                  68,259          46,274             57,264           38,820
     Dividends                                                        25,923             207             21,747              174
     Commissions (Note 22)                                            95,243          85,618             79,902           71,827
     Foreign exchange and translation gains (Note 2)                   2,064          34,799              1,732           29,194
     Reversal of allowance for doubtful accounts                           7           6,234                  6            5,230
     Gain on disposal of property and equipment                        2,709           3,242              2,273            2,720
     Equity in earnings of affiliates (Notes 2 and 4)                      -          59,877                  -           50,232
     Others                                                           56,243          36,207             47,183           30,375
                                                               -------------   -------------      -------------      -----------

     Sub-total                                                       250,448         272,458            210,107          228,572
                                                               -------------   -------------      -------------      -----------

OTHER EXPENSES:
     Interest and discounts                                         (375,609)       (304,509)          (315,108)        (255,461)
     Donations                                                       (25,780)        (67,432)           (21,628)         (56,570)
     Foreign exchange and translation losses (Note 2)                 (1,065)         (6,021)              (893)          (5,051)
     Loss on disposal and impairment of property,
         equipment and intangible assets                             (12,816)       (205,932)           (10,752)        (172,762)
     Loss on impairment of long-term investment securities           (20,343)        (44,896)           (17,066)         (37,664)
         (Notes 2 and 3)

     Loss on disposal of investment assets                           (45,175)        (51,532)           (37,898)         (43,232)
     Equity in losses of affiliates (Notes 2 and 4)                  (30,537)              -            (25,618)               -
     Others                                                         (105,589)        (95,819)           (88,581)         (80,385)
                                                               -------------   -------------      -------------      -----------

     Sub-total                                                      (616,914)       (776,141)          (517,544)        (651,125)
                                                               -------------   -------------      -------------      -----------

ORDINARY INCOME                                                    2,714,194       2,179,993          2,277,009        1,828,853
                                                               -------------   -------------      -------------      -----------

(Continued)

                              SK TELECOM CO., LTD.
                NON-CONSOLIDATED STATEMENTS OF INCOME (CONTINUED)
                     YEARS ENDED DECEMBER 31, 2003 AND 2002

                                                                 In millions of Korean won,         In thousands of U.S. dollars,
                                                                 except for per share data        except for per share data (Note 2)
                                                               -----------------------------   -------------------------------------
                                                                   2003            2002                2003              2002
                                                               -------------   -------------      -------------      -----------
EXTRAORDINARY GAINS
     Gain on insurance settlement                              W           -   W         504      $           -      $       423
                                                               -------------   -------------      -------------      -----------

     Sub-total                                                             -             504                  -              423
                                                               -------------   -------------      -------------      -----------

INCOME BEFORE INCOME TAXES                                         2,714,194       2,180,497          2,277,009        1,829,276

PROVISION FOR INCOME TAXES (Notes 2 and 17)                         (771,444)       (669,219)          (647,185)        (561,425)
                                                               -------------   -------------      -------------      -----------

NET INCOME                                                     W   1,942,750   W   1,511,278      $   1,629,824      $ 1,267,851
                                                               =============   =============      =============      ===========

NET INCOME PER SHARE
     (In Korean won and U.S. dollars) (Note 18)                W      25,876   W      17,934      $       21.71      $     15.05
                                                               =============   =============      =============      ===========

        See accompanying Notes to Non-Consolidated Financial Statements.

                              SK TELECOM CO., LTD.
                         NON-CONSOLIDATED STATEMENTS OF
                       APPROPRIATIONS OF RETAINED EARNINGS
                     YEARS ENDED DECEMBER 31, 2003 AND 2002

                                                                 In millions of Korean won     In thousands of U.S. dollars (Note 2)
                                                               -----------------------------   -------------------------------------
                                                                    2003           2002               2003               2002
                                                               -------------   -------------      -------------      -----------
RETAINED EARNINGS BEFORE APPROPRIATIONS
     Beginning of year                                         W       1,537   W       1,816      $       1,289      $     1,523
     Retirement of treasury stock (Note 15)                       (1,545,281)              -         (1,296,376)               -
     Adjustment resulting from the merger (Note 24)                        -           4,082                  -            3,425
     Equity in beginning retained earnings adjustments
        of equity-method investees (Notes 2 and 4)                    (2,479)              -             (2,080)               -
     Net income for the year                                       1,942,750       1,511,278          1,629,824        1,267,851
                                                               -------------   -------------      -------------      -----------

     End of year                                                     396,527       1,517,176            332,657        1,272,799
                                                               -------------   -------------      -------------      -----------

TRANSFER FROM VOLUNTARY RESERVES
     Reserve for loss on foreign investment (Note 14)                      -          29,191                  -           24,489
     Reserve for research and manpower development (Note 14)          62,902          26,102             52,770           21,898
     Reserve for loss on disposal of treasury stock (Note 14)              -          18,802                  -           15,773
     Reserve for business rationalization (Note 14)                        -         169,493                  -          142,192
     Reserve for business expansion (Note 14)                        483,000               -            405,201                -
                                                               -------------   -------------      -------------      -----------

                                                                     545,902         243,588            457,971          204,352
                                                               -------------   -------------      -------------      -----------

APPROPRIATIONS
     Legal reserve (Note 14)                                             (32)         (5,088)               (27)          (4,268)
     Reserve for loss on disposal of treasury stock (Note 14)       (255,984)              -           (214,751)               -
     Reserve for research and manpower development (Note 14)        (280,000)       (220,000)          (234,899)        (184,564)
     Reserve for business expansion (Note 14)                              -      (1,382,400)                 -       (1,159,732)
     Cash dividends (Note 19)                                       (404,879)       (151,739)          (339,664)        (127,298)
                                                               -------------   -------------      -------------      -----------

                                                                    (940,895)     (1,759,227)          (789,341)      (1,475,862)
                                                               -------------   -------------      -------------      -----------

UNAPPROPRIATED RETAINED EARNINGS TO BE
     CARRIED FORWARD TO THE FOLLOWING YEAR                     W       1,534   W       1,537      $       1,287      $     1,289
                                                               =============   =============      =============      ===========

        See accompanying Notes to Non-Consolidated Financial Statements.

                              SK TELECOM CO., LTD.
                    NON-CONSOLIDATED STATEMENTS OF CASH FLOWS
                     YEARS ENDED DECEMBER 31, 2003 AND 2002

                                                                 In millions of Korean won     In thousands of U.S. dollars (Note 2)
                                                               -----------------------------   -------------------------------------
                                                                    2003           2002               2003               2002
                                                               -------------   -------------      -------------      -----------
CASH FLOWS FROM OPERATING ACTIVITIES:

   Net income                                                  W   1,942,750   W   1,511,278      $   1,629,824      $ 1,267,851
                                                               -------------   -------------      -------------      -----------

   Expenses not involving cash payments:
      Depreciation and amotization                                 1,612,132       1,514,310          1,352,460        1,270,394
      Provision for severance indemnities                             59,757          39,789             50,132           33,380
      Allowance for doubtful accounts                                 20,455          15,357             17,160           12,883
      Foreign translation loss                                           145           4,232                122            3,550
      Loss on disposal and impairment of property,
         equipment and intangible assets                              12,816         205,932             10,752          172,762
      Loss on impairment of long-term investment  securities          20,343          44,896             17,066           37,664
      Loss on disposal of investment assets                           45,175          51,532             37,898           43,232
      Equity in losses of affiliates                                  30,537               -             25,618                -
      Amortization of discounts on bonds and others                   71,932          47,195             60,347           39,594
                                                               -------------   -------------      -------------      -----------

      Sub-total                                                    1,873,292       1,923,243          1,571,555        1,613,459
                                                               -------------   -------------      -------------      -----------

   Income not involving cash receipts:
      Foreign translation gain                                          (605)        (26,200)              (508)         (21,980)
      Reversal of allowance for doubtful accounts                         (7)         (6,234)                (6)          (5,230)
      Gain on disposal of property and equipment                      (2,709)         (3,242)            (2,273)          (2,720)
      Equity in earnings of affiliates                                     -         (59,877)                 -          (50,232)
      Others                                                         (11,782)         (8,309)            (9,884)          (6,971)
                                                               -------------   -------------      -------------      -----------

      Sub-total                                                      (15,103)       (103,862)           (12,671)         (87,133)
                                                               -------------   -------------      -------------      -----------

   Changes in assets and liabilities related to
      operating activities:
      Accounts receivable - trade                                   (167,845)       (172,234)          (140,810)        (144,492)
      Accounts receivable - others                                   (35,879)        298,316            (30,100)         250,265
      Inventories                                                      2,694          (7,656)             2,260           (6,423)
      Accrued income and others                                      (31,832)        (17,370)           (26,704)         (14,571)
      Accounts payable                                              (473,574)        623,101           (397,294)         522,736
      Income taxes payable                                            17,064           4,972             14,315            4,171
      Accrued expenses                                                43,015          34,844             36,086           29,232
      Current portion of facility deposits                            (3,377)          3,802             (2,833)           3,190
      Other current liabilities                                       55,510          60,052             46,569           50,379
      Deferred income taxes                                          117,474          96,463             98,552           80,925
      Severance indemnity payments                                   (22,731)        (16,239)           (19,070)         (13,623)
                                                               -------------   -------------      -------------      -----------

      Sub-total                                                     (499,481)        908,051           (419,029)         761,789
                                                               -------------   -------------      -------------      -----------

   Net Cash Provided by Operating Activities                       3,301,458       4,238,710          2,769,679        3,555,966
                                                               -------------   -------------      -------------      -----------

(Continued)

                              SK TELECOM CO., LTD.
              NON-CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
                     YEARS ENDED DECEMBER 31, 2003 AND 2002

                                                                 In millions of Korean won     In thousands of U.S. dollars (Note 2)
                                                               -----------------------------   -------------------------------------
                                                                    2003           2002               2003               2002
                                                               -------------   -------------      -------------      -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Cash inflows from investing activities:
     Decrease in short-term financial instruments              W           -   W     294,263      $           -      $   246,865
     Decrease in trading securities                                        -          51,002                  -           42,787
     Decrease in current portion of long-term investment
        securities                                                    70,267               -             58,949                -
     Decrease in short-term loans                                     45,682          56,522             38,324           47,418
     Decrease in long-term financial instruments                           3              19                  3               16
     Proceeds from sales of long-term investment securities          756,434       1,084,818            634,592          910,082
     Proceeds from sales of equity securities accounted
        for using the equity method                                    3,441          53,231              2,887           44,657
     Decrease in long-term loans                                         394               -                331                -
     Decrease in guarantee deposits                                   44,020          51,823             36,930           43,476
     Decrease in other non-current assets                             51,036          23,221             42,815           19,481
     Proceeds from disposal of property and equipment                 11,726          27,148              9,837           22,775
     Proceeds from disposal of intangible assets                       2,248           1,198              1,886            1,005
                                                               -------------   -------------      -------------      -----------

     Sub-total                                                       985,251       1,643,245            826,554        1,378,562
                                                               -------------   -------------      -------------      -----------

  Cash outflows for investing activities:
     Increase in short-term financial instruments                    (12,705)              -            (10,659)               -
     Increase of  trading securities                                (194,514)              -           (163,183)               -
     Increase in short-term loans                                    (50,870)        (33,304)           (42,676)         (27,940)
     Acquisition of long-term investment securities                 (430,659)     (2,056,389)          (361,291)      (1,725,159)
     Acquisition of equity securities accounted for using
        the equity method                                           (151,648)       (250,239)          (127,221)        (209,932)
     Increase in long-term loans                                           -          (7,529)                 -           (6,316)
     Increase in guarantee deposits and other non-current
        assets                                                      (140,728)        (93,543)          (118,061)         (78,476)
     Acquisition of property and equipment                        (1,611,209)     (1,957,048)        (1,351,685)      (1,641,819)
     Increase in intangible assets                                   (46,526)        (39,235)           (39,032)         (32,915)
                                                               -------------   -------------      -------------      -----------

     Sub-total                                                    (2,638,859)     (4,437,287)        (2,213,808)      (3,722,557)
                                                               -------------   -------------      -------------      -----------

  Net Cash Used in Investing Activities                           (1,653,608)     (2,794,042)        (1,387,254)      (2,343,995)
                                                               -------------   -------------      -------------      -----------

(Continued)

                              SK TELECOM CO., LTD.
              NON-CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
                     YEARS ENDED DECEMBER 31, 2003 AND 2002

                                                                 In millions of Korean won     In thousands of U.S. dollars (Note 2)
                                                               -----------------------------   -------------------------------------
                                                                    2003           2002               2003               2002
                                                               -------------   -------------      -------------      -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
     Cash inflows from financing activities:
        Increase in short-term borrowings                      W     108,669   W           -      $      91,165      $         -
        Issuance of bonds                                            688,737       1,166,451            577,799          978,566
        Others                                                        23,932          39,548             20,077           33,178
                                                               -------------   -------------      -------------      -----------

        Sub-total                                                    821,338       1,205,999            689,041        1,011,744
                                                               -------------   -------------      -------------      -----------

     Cash outflows for financing activities:
        Repayment of short-term borrowings                                 -        (525,000)                 -         (440,436)
        Repayment of current portion of long-term debt              (924,180)       (683,928)          (775,319)        (573,765)
        Payment of dividends                                        (151,740)        (57,264)          (127,299)         (48,040)
        Decrease in facility deposits                                 (2,654)         (8,268)            (2,226)          (6,935)
        Acquisition of treasury stock                             (1,379,337)     (1,351,243)        (1,157,162)      (1,133,593)
        Others                                                       (32,336)        (34,490)           (27,128)         (28,935)
                                                               -------------   -------------      -------------      -----------

        Sub-total                                                 (2,490,247)     (2,660,193)        (2,089,134)      (2,231,704)
                                                               -------------   -------------      -------------      -----------

     Net Cash Used in Financing Activities                        (1,668,909)     (1,454,194)        (1,400,093)      (1,219,960)
                                                               -------------   -------------      -------------      -----------

NET INCREASE IN CASH AND CASH
     EQUIVALENTS FROM THE MERGED ENTITY                               43,224           2,159             36,262            1,809
                                                               -------------   -------------      -------------      -----------

NET INCREASE (DECREASE) IN CASH AND
     CASH EQUIVALENTS                                                 22,165          (7,367)            18,595           (6,180)

CASH AND CASH EQUIVALENTS
     AT BEGINNING OF THE YEAR                                          6,228          13,595              5,225           11,405
                                                               -------------   -------------      -------------      -----------

CASH AND CASH EQUIVALENTS
     AT END OF THE YEAR                                        W      28,393   W       6,228      $      23,820      $     5,225
                                                               =============   =============      =============      ===========

        See accompanying Notes to Non-Consolidated Financial Statements.

                              SK TELECOM CO., LTD.
                 NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS
                     YEARS ENDED DECEMBER 31, 2003 AND 2002

1.   GENERAL

     SK Telecom Co., Ltd. (the "Company") was incorporated in March 1984 under the laws of Korea to engage in providing nationwide cellular telephone communication services in the Republic of Korea. The Company's common shares and depositary receipts (DRs) are listed on the Korea Stock Exchange and the New York and London Stock Exchanges, respectively. As of December 31, 2003, the Company's total issued shares are held by the following :

                                                                                              Percentage of
                                                                  Number of shares        total shares issued (%)
                                                                  ----------------        -----------------------
SK Group                                                              20,239,225                     24.60
POSCO Corp. (formerly Pohang Iron & Steel Co., Ltd.)                   4,098,496                      4.98
Institutional investors and other minority shareholders               49,276,587                     59.89
Treasury stock                                                         8,662,403                     10.53
                                                                      ----------                    ------

                                                                      82,276,711                    100.00
                                                                      ==========                    ======

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The accompanying non-consolidated financial statements of the Company have been prepared in accordance with Korean Financial Accounting Standards and Statements of Korea Accounting Standards ("SKAS") No.1 through No.9 and significant accounting policies followed in preparing the accompanying non-consolidated financial statements are summarized as follows. The accompanying non-consolidated financial statements were approved by the Company's board of directors on January 29, 2004.

     a.   Basis of Presentation

          The accompanying non-consolidated financial statements have been prepared in the Korean language (Hangul) in conformity with the accounting principals generally accepted in the Republic of Korea ("Korean GAAP"). Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying non-consolidated financial statements have been restructured and translated into English from the Korean language financial statements. Certain information included in the Korean language financial statements, but not required for a fair presentation of the Company's financial position, results of operations or cash flows, is not presented in the accompanying non-consolidated financial statements.

          The official accounting records of the Company are maintained and expressed in Korean W, the currency of the country in which the Company is incorporated and operates. The translations of Korean won amounts into U.S. dollar amounts in the accompanying non-consolidated financial statements are included solely for the convenience of readers outside of Korea and have been made at the rate of W1,192.0 to US$1, the Noon Buying Rate in the City of New York for cable transfers in Korean won as certified for customs purposes by the Federal Reserve Bank of New York on the last business day of the year ended December 31, 2003. Such translations into U.S. dollars should not be construed as representations that the Korean won amounts could be converted into U.S. dollars at the above or any other rate.

     b.   Allowance for Doubtful Accounts

          An allowance for doubtful accounts is maintained based on the estimated collectibility of individual accounts and historical bad debt experience.

     c.   Inventories

          Inventories, which consist mainly of replacement units for wireless telecommunication facilities and supplies for sales promotion, are stated at the lower of cost or net realizable value, with cost determined using the moving average method. During the year, perpetual inventory systems are used to value inventories, which are adjusted to physical inventory counts performed at the end of the year. When the net realizable value of inventories is less than the acquisition cost, the carrying amount shall be reduced to the net realizable value and any difference is charged to current operations. There was no such loss for the years ended December 31, 2003 and 2002.

     d.   Securities

          Effective January 1, 2003, the Company adopted "SKAS" No. 8, "Securities", and applied it retroactively, by reclassifying the accounts relating to securities in the accompanying non-consolidated financial statements for the year ended December 31, 2002, which are presented for comparative purposes. Such reclassification did not have an effect on the reported financial position of the Company as of December 31, 2002 or the results of its operations for the year ended December 31, 2002. This statement requires that certain investment securities be classified into three separate categories such as "trading securities", "available-for-sale securities", and "held-to-maturity securities", each with different accounting treatment.

          Trading securities are stated at fair value with gains or losses on valuation reflected in current operations.

          Securities classified as available-for-sale are reported at fair value. Unrealized gains or losses on valuation of available-for-sale securities are included in capital adjustments and the unrealized gains or losses are reflected in net income when the securities are sold or if an impairment is other than temporary as discussed below. Equity securities are stated at acquisition cost if fair value cannot be reliably measured. If the declines in the fair value (or recoverable value) of individual available-for-sale securities below their acquisition or amortized cost are other than temporary and there is objective evidence of impairment, write-downs of the individual securities are recorded to reduce the carrying value to their fair value. The related write-downs are recorded in current operations as loss on impairment of investment securities.

          Held-to-maturity securities are presented at acquisition cost after premiums or discounts for debt securities are amortized or accreted, respectively. The Company recognizes write-downs resulting from the other-than-temporary declines in the fair value below its book value on the balance sheet date if there is objective evidence of impairment. The related write-downs are recorded in current operations as loss on impairment of investment securities.

          Trading securities are presented in the current asset section of the balance sheet, and available-for-sales and held-to-maturity securities are presented in the current and/or non-current asset section of the balance sheet as long-term investment securities, based on their maturities from the balance sheet date.

     e.   Investment Securities with 20% or More Ownership Interest

          Investment securities of affiliated companies, in which the Company has a 20% or more ownership interest, are carried using the equity method of accounting, whereby the Company's initial investment is recorded at cost and the carrying value is subsequently increased or decreased to reflect the Company's portion of shareholders' equity of the investee. Differences between the purchase cost and net asset value of the investee are amortized over 20 years using the straight-line method. When applying the equity method of accounting, unrealized intercompany gains and losses are eliminated and the effect of eliminations is reflected in the investment securities account.

     f.   Property and Equipment

          Property and equipment are stated at cost. Major renewals and betterments, which prolong the useful life or enhance the value of assets, are capitalized; expenditures for maintenance and repairs are charged to expense as incurred.

          Depreciation is computed using the declining balance method (except for buildings and structures acquired on or after January 1, 1995 which are depreciated using the straight-line method) over the estimated useful lives (4~ 30 years) of the related assets.

          Through 2002, interest expense and other financing charges for borrowings related to the manufacture or construction of property and equipment were capitalized until such manufacture or construction activities were complete. Effective January 1, 2003, in accordance with the application of SKAS No. 7, "Capitalization of Financing Costs", the Company changed the accounting policy for capitalization of interest costs to charge such interest expense and other financial charges to current operations as incurred. In accordance with this statement, this accounting change has been applied prospectively. If such financing costs had been capitalized, the total balance of property and equipment of the Company as of December 31, 2003 and net income for the year then ended would have increased by W20,345 million and W14,303 million (net of income tax effect of W6,042 million), respectively. For the year ended December 31, 2002, the Company capitalized financing cost amounting to W14,830 million.

     g.   Intangible Assets

          Intangible assets are recorded at cost, net of accumulated amortization computed using the straight-line method over 5 to 20 years. The amortization for the years ended December 31, 2003 and 2002 were W202,449 million and W177,186 million, respectively.

          With its application for a license to provide IMT 2000 service, the Company has a commitment to pay W1,300,000 million to the Ministry of Information Communication ("MIC"). W650,000 million was paid in March 2001 by SK IMT Co., Ltd. (a former subsidiary of the Company), which was merged into the Company on May 1, 2003, and the remainder is required to be paid over 10 years with an annual interest rate equal to the 3-year-maturity government bond rate minus 0.75% (4.825% as of December 31, 2003). On December 4, 2001, SK IMT Co., Ltd. received the IMT 2000 license from the MIC, and recorded the total license cost as an intangible asset. As a result of the merger with SK IMT Co., Ltd., the Company acquired such IMT license of W1,259,253 million and assumed the related long-term payable with a principal amount of W650,000 million on May 1, 2003 (the date of merger). Amortization of the IMT license commenced when the Company started its commercial IMT 2000 service in December 2003, using the straight-line method over the estimated useful life of the IMT license which expires in December 2016.

          Through 2002, interest expense and other financing charges for borrowings related to the purchase of intangible assets were capitalized until the assets were put in use. Effective January 1, 2003, in accordance with the application of SKAS No. 7, "Capitalization of Financing Costs", the Company changed the accounting policy for capitalization of interest costs to charge such interest expense and other financing charges to current operations as incurred. In accordance with this statement, this accounting change has been applied prospectively. If such financing costs had been capitalized, the total balance of intangible assets of the Company as of December 31, 2003 and net income for the year then ended would have increased by W25,594 million and W17,993 million (net of income tax effect of W7,601 million), respectively.

     h.   Discounts on Bonds and Long-term Payables

          Discounts on bonds and long-term payables are amortized to interest expense using the effective interest rate method over the redemption period of the bonds and long-term payables.

     i.   Valuation of Long-term Payables

          Long-term payables resulting from long-term installment transactions are stated at the present value of the expected future cash flows with a present value discount deducted directly from the related nominal payable balances. Such present value discount is amortized using the effective interest rate method over the redemption period and the amortization is adjusted to interest expense.

     j.   Accrued Severance Indemnities

          In accordance with the Company's policy, all employees with more than one year of service are entitled to receive severance indemnities, based on length of service and rate of pay, at termination. Accruals for severance indemnities are recorded to approximate the amount required to be paid if all employees were to terminate at the balance sheet date.

          The Company has deposits with insurance companies to fund the portion of the employees' severance indemnities which is in excess of the tax deductible amount allowed under the Corporate Income Tax Law, in order to take advantage of the additional tax deductibility for such funding. Such funding of severance indemnities in outside insurance companies, of which the beneficiary is its employees, totaling W138,839 million and W115,894 million as of December 31, 2003 and 2002, respectively, is deducted from accrued severance indemnities.

          In accordance with the Korean National Pension Fund Law, the Company transferred a portion of its accrued severance indemnities to the Korean National Pension Fund through March 1999. Such transfers, amounting to W6,148 million and W6,775 million as of December 31, 2003 and 2002, respectively, are deducted from accrued severance indemnities.

          Actual payment of severance indemnities amount to W22,730 million and W16,239 million for the years ended December 31, 2003 and 2002, respectively.

     k.   Accounting for Employee Stock Option Compensation Plan

          The Company adopted the fair value based method of accounting for its employee stock option compensation plan. Under the fair value based method, compensation cost is measured at the grant date based on the value of the award and is recognized over the service period. For stock options, fair value is determined using an option-pricing model that takes into account the stock price at the grant date, the exercise price, the expected life of the option, the volatility of the underlying stock, expected dividends and the current risk-free interest rate for the expected life of the option. However, as permitted under Korean GAAP, the Company excludes the volatility factor in estimating the value of its stock options, which results in measurement at minimum value. The total compensation cost of an option estimated at the grant date is not subsequently adjusted for changes in the price of the underlying stock or its volatility, the actual life of the option, dividends on the stock, or the risk-free interest rate.

     l.   Accounting for Leases

          Lease agreements that include a bargain purchase option, result in the transfer of ownership at the end of the lease term, have a lease term equal to 75% or more of the estimated economic life of the leased property or where the present value of minimum lease payments equals or exceeds 90% of the fair value of the leased property, are accounted for as capital leases. All other leases are accounted for as operating leases.

          Assets and liabilities related to capital leases are recorded as property and equipment and obligations under capital leases, respectively, and the related interest is calculated using the effective interest rate method and charged to expense. For operating leases, the future minimum lease payments are expensed ratably over the lease term while contingent rentals are expensed as incurred.

     m.   Research and Development Costs

          The Company charges substantially all research and development costs to expense as incurred. The Company incurred internal research and development costs of W199,074 million and W170,536 million for the years ended December 31, 2003 and 2002, respectively, and external research and development costs of W64,419 million and W58,555 million for the years ended December 31, 2003 and 2002, respectively.

     n.   Accounting for Foreign Currency Transactions and Translation

          Transactions denominated in foreign currencies are recorded in Korean won translated at the exchange rate prevailing on the transaction date. Monetary assets and liabilities denominated in foreign currency are translated into Korean won at the Base Rates announced by Seoul Money Brokerage Services, Ltd. on the balance sheet date, which were, for US dollars, W1,197.80=US$1 and W1,200.40=US$1 at December 31, 2003 and 2002, respectively. Gains or losses arising from the settlement of foreign currency transactions and the translation of foreign currency assets and liabilities are charged or credited to current operations.

     o.   Deferred Income Taxes

          Deferred tax assets and liabilities are recorded for future tax consequences of operating loss carryforwards, tax credits and temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets are recognized to the extent that they are expected to be realizable. Deferred tax assets and liabilities are presented on the balance sheet as a single non-current net number.

     p.   Accounting Change and Restatement of Prior Year Financial Statements

          On January 1, 2002, the Company early adopted SKAS No. 6, "Events Occurring after Balance Sheet Date". This statement requires that proposed appropriations of retained earnings, including proposed cash dividends, be reflected on the balance sheet when the appropriations are approved by shareholders. Through 2001, such proposed appropriation of retained earnings, including proposed cash dividends, were recorded in the year when they are proposed.

          On January 1, 2003, the Company adopted SKAS No. 2 through No. 9, except for SKAS No. 6, which was early adopted in 2002. As a result, the Company reclassified the accounts relating to securities in the non-consolidated financial statements for the years ended December 31, 2003 and 2002 as explained in the Note 2-(d) and changed the accounting policy for capitalization of interest and other financing costs to charge such interest expense and other financing cost to current operations as incurred as explained in the Note 2-(f) and 2-(g). If financing costs had been capitalized, net income of the Company for the year ended December 31, 2003 would have increased by W32,295 million (net of income tax effect of W13,644 million).

3.   INVESTMENT SECURITIES

     a.   Trading Securities

          Trading securities as of December 31, 2003 and 2002 are as follows (in millions of Korean won) :

                                                                                                 2002
                                                        2003                               ---------------
                               -----------------------------------------------------       Fair value and
                               Acquisition cost      Fair value      Carrying amount       carrying amount
                               ----------------      ----------      ---------------       ---------------
Beneficiary certificates          W  860,778         W  858,739        W  858,739             W  382,000
                                  ==========         ==========        ==========             ==========

     b.   Available-for-sale Equity Securities

          Available-for-sale equity securities as of December 31, 2003 and 2002 are as follows (in millions of Korean won, except for share data) :

                                                                           2003                                   2002
                                         -------------------------------------------------------------------  ------------
                                          Number      Ownership     Acquisition       Fair         Carrying     Carrying
                                         of shares  percentage (%)     cost           value         amount       amount
                                         ---------  --------------  -----------  ---------------  ----------  ------------
(INVESTMENTS IN LISTED COMPANIES)
Digital Chosunilbo Co., Ltd.             2,890,630       10.1       W  5,781            W  2,847  W    2,847  W      2,428
Hanaro Telecom Inc.                      8,220,000        1.8         82,307              26,838      26,838        49,586
Korea Radio Wave Basestation
Management                                 234,150        4.5          1,171               2,669       2,669         2,693
POSCO Corporation                        2,481,310        2.7        332,662             404,454     404,454             -
KT Corporation                                   -          -              -                   -           -       730,602
                                                                                                  ----------  ------------
  sub-total                                                                                          436,808       785,309
                                                                                                  ----------  ------------

(INVESTMENTS IN NON-LISTED COMPANIES)
SK Group Japan Co., Ltd.                 1,567,500       16.5         16,416            (note b)           -        16,416
Powercomm Co., Ltd.                      7,500,000        5.0        240,243              68,407      68,407       240,243
Real Telecom Co., Ltd.                     398,722        9.9          5,981            (note a)       5,981         5,981
Japan MBCO                                  84,000       13.6         42,517            (note a)      42,517        27,209
Enterprise Networks Co., Ltd.              423,244        4.0         14,438            (note a)      14,438        14,438
Others                                                                39,648     (notes a and b)      35,722        34,082
                                                                                                  ----------  ------------
  sub-total                                                                                          167,065       338,369
                                                                                                  ----------  ------------

(INVESTMENTS IN FUNDS)
Korea IT Fund                                                        190,000            (note a)     190,000       190,000
Others                                                                 6,917            (note a)       6,917         7,094
                                                                                                  ----------  ------------
  sub-total                                                                                          196,917       197,094
                                                                                                  ----------  ------------

Total                                                                                             W  800,790  W  1,320,772
                                                                                                  ==========  ============

          (note a) As a reasonable estimate of fair value could not be made without incurring excessive costs, it is stated at acquisition cost.

          (note b) Due to the impairment of the Company's investments in common stock of SK Group Japan Co., Ltd., CCK Van, Biznet Tech, Hanse Telecom, Cybird Korea and Venture Korea, an impairment loss of W20,343 million was recorded for the year ended December 31, 2003.

          The net unrealized gain on investments in common stock of Digital Chosunilbo Co., Ltd., Hanaro Telecom Inc, Korea Radio Wave Basestation Management and POSCO Corporation as of December 31, 2003, totaling W14,888 million, and the net unrealized loss on investments in common stock of KT Corporation, Digital Chosunilbo Co., Ltd., Hanaro Telecom, Inc. and Korea Radio Wave Basestation Management as of December 31, 2002, totaling W103,619 million, were recorded as a capital adjustment.

          On May 23, 2002, the Company acquired a 9.6% equity interest (29,808,333 shares of common stock) in KT Corporation for W1,609 billion as a result of participation in the privatization of KT Corporation. The Company sold all of these shares on December 30, 2002 and January 10, 2003, under the Mutual Agreement on Stock Exchange between the Company and KT Corporation. The investment in 14,353,674 shares of KT Corporation's common stock as of December 31, 2002, which were not sold until January 10, 2003, were reported at the agreed sales price (W50,900 per share) with unrealized losses amounting to W44,496 million reported as impairment losses in the year ended December 31, 2002, as the decline in the carrying value was not recoverable.

          The Company stated its investments in common stock of Powercomm Co., Ltd. at its fair value, which was estimated by an outside professional valuation company using the present value of expected future cash flows and the unrealized loss on valuation of investments amounting to W171,836 million as of December 31, 2003 was recorded as a capital adjustment.

     c.   Available-for-sale Debt Securities

          Available-for-sale debt securities as of December 31, 2003 and 2002 are as follows (in millions of Korean won):

                                                                                     2003              2002
                                                                            ----------------------   --------
                                                                            Acquisition   Carrying   Carrying
                                                              Maturity         cost        amount     amount
                                                            -------------   -----------   --------   --------
Public bonds                                                   (note a)     W    805      W    805   W    160
Convertible bonds of Real Telecom Co., Ltd.                  March, 2004       9,514         9,514      9,514
Convertible bonds of Eonex Technologies, Inc.(1st)            May, 2003            -             -      2,000
Convertible bonds of Eonex Technologies, Inc.(3rd)          January, 2005      3,600         3,600          -
                                                                                          --------   --------
Total                                                                                       13,919     11,674
Less current portion of available-for-sale debt securities                                  (9,514)    (2,000)
                                                                                          --------   --------

Long-term available-for-sale debt securities                                              W  4,405   W  9,674
                                                                                          ========   ========

     (note a) The maturities of public bonds as of December 31, 2003 and 2002 are as follows (in millions of Korean won) :

      Maturity                             2003                         2002
-----------------                         ------                       ------
Within five years                         W  738                       W  156
Within ten years                              67                            4
                                          ------                       ------
                                          W  805                       W  160
                                          ======                       ======

          The convertible bonds of Eonex Technologies, Inc. (3rd) with a principal amount of W3,600 million can be converted into 48,000 shares of common stock of Eonex Technologies, Inc. at W75,000 per share over the period from July 30, 2003 to January 29, 2005. If such bonds are converted, the Company's equity interest in Eonex Technologies, Inc. will increase to 20.4%.

     d.   Held-to-maturity Securities

          Held-to-maturity securities as of December 31, 2003 and 2002 are as follows (in millions of Korean won):

                                                                                            2003                  2002
                                                                                  ------------------------      ---------
                                                                                  Acquisition    Carrying       Carrying
                                                                  Maturity           cost         amount         amount
                                                               ---------------    -----------    ---------      ---------
Subordinated bonds of
    SK Life Insurance Co., Ltd.                                  April, 2006       W  50,000     W  50,000      W  50,000
Subordinated bonds of
    Nate First Special Purpose Company                           June, 2003                -             -         40,506
Subordinated bonds of
    Nate Second Special Purpose Company                        December, 2003              -             -         27,761
Subordinated bonds of
    Nate Third Special Purpose Company                            May, 2004           27,464        27,464              -
Subordinated bonds of
    Nate Fourth Special Purpose Company                        September, 2004        25,393        25,393              -
Subordinated bonds of
    Nate Fifth Special Purpose Company                         December, 2004         23,490        23,490              -
                                                                                                 ---------      ---------
Total                                                                                              126,347        118,267
Less current portion of held-to-maturity securities                                                (76,347)       (68,267)
                                                                                                 ---------      ---------

Long-term held-to-maturity securities                                                            W  50,000      W  50,000
                                                                                                 =========      =========

          On June 20, 2002, December 3, 2002, May 2, 2003, September 4, 2003 and December 15, 2003, the Company sold W631,447 million, W650,641 million, W577,253 million, W549,256 million and W498,426 million, respectively, of accounts receivable resulting from its mobile phone dealer financing plan to Nate First Special Purpose Company, Nate Second Special Purpose Company, Nate Third Special Purpose Company, Nate Fourth Special Purpose Company and Nate Fifth Special Purpose Company, respectively, in asset-backed securitization transactions. In the course of these transactions, the Company acquired subordinate bonds issued by such special purpose companies, in order to enhance the credit of bonds issued by them (See note 20.(c)).

4.       EQUITY SECURITIES ACCOUTED FOR USING THE EQUITY METHOD

         Equity securities accounted for using the equity method as of December 31, 2003 and 2002 are as follows (in millions of Korean won, except for share data) :

                                                                                                      Carrying Amount
                                      Number      Ownership     Acquisition  Net Asset            ------------------------
                                    of shares   Percentage (%)     Cost        Value                 2003         2002
                                    ---------   --------------  -----------  ----------           ----------  ------------
SK Teletech Co., Ltd.                4,667,421       61.7       W    25,556  W  104,340           W  104,340  W     87,286
SK Capital Co., Ltd.                10,000,000      100.0            50,000      45,865               45,865        57,535
SK Communications Co., Ltd.          7,582,135       90.3           168,673     102,068              120,706        79,200
SK Telink Co., Ltd.                    943,997       90.8             5,296      43,452               43,452        36,395
SK C&C Co., Ltd.                       300,000       30.0            19,071      87,751               93,433        53,971
SK Wyverns Baseball Club Co.,
  Ltd.                                 199,997      100.0             1,000           - (note 1)           -             -
STIC Ventures Co., Ltd.              1,600,000       24.1             8,000       7,098                7,098         7,648
Paxnet Co., Ltd.                     5,590,452       67.1            26,563       5,329               25,712        26,563
VCASH Co., Ltd.                        750,000       23.2             3,750         943                  942         2,007
Eonex Technologies, Inc.                     -          -                 -           - (note 2)           -         4,618
Global Credit & Information Corp.      300,000       50.0             2,410       2,061                2,773         2,477
WiderThan. Com Co., Ltd.               200,000       20.0             1,000       3,166                3,166         1,665
DSS Mobile  Communications Ltd.     10,915,000       29.5             2,494           - (note 1)           -             -
SLD Telecom PTE. Ltd.               29,294,100       53.8            35,773      24,701               24,701        11,076
Skytel Co., Ltd.                     1,756,000       28.6             2,159       3,053                3,053         2,784
SK China Company Ltd.                   28,160       20.7             3,195       2,187                2,187         3,500
SKTI, Inc.                               1,099      100.0            17,467      18,963               18,963         3,973
TU Media Corp.                       6,500,000      100.0            39,000      39,000 (note 3)      39,000             -
Centurion IT Investment
  association                                        37.5             3,000       3,126                3,126         3,063
SK-QC Wireless Development Fund                      50.0             6,540       5,906                5,906         5,979
SKT-HP Ventures, LLC                                 50.0             6,415       5,964 (note 4)       5,964         6,415
SK IMT Co., Ltd.                                        -                 -           - (note 5)           -     1,014,647
Other investments in affiliates                                      13,652             (note 6)      13,152        15,716
                                                                                                  ----------  ------------

Total                                                                                             W  563,539  W  1,426,518
                                                                                                  ==========  ============

(note 1) DSS Mobile Communication, an Indian company, has had a deficiency in assets since March 31, 1998. SK Wyverns Baseball Club Co., Ltd. has had a deficiency in assets since December 31, 2001.

(note 2) As the Company's ownership in Eonex Technologies, Inc. decreased from
         22.5% to 16.1%, during the first quarter of 2003, investments in common stock of Eonex Technologies, Inc. were reclassified to available-for-sale securities at the end of the first quarter of 2003

(note 3) The Company incorporated TU Media Corp. with capital stock of W32.5 billion on December 3, 2003 in order to enter the satellite digital multimedia broadcasting business and became the sole shareholder of TU Media Corp. Effective January 1, 2004, TU Media Corp. issued new stocks amounting to W52.1 billion. In order to participate in such new stock issuance, the Company paid only W6.5 billion on December 31, 2003, and as a result, the Company's equity interest in TU Media Corp had decreased from 100% to 46.1%, effective January 1, 2004. The investments in equity securities of TU Media Corp. was not accounted for using the equity method for the year ended December 31, 2003, as the change of the Company's portion of shareholders' equity of the investee was not material.

(note 4) Investments in equity securities are carried using the equity method of accounting, based on the financial statements as of June 30, 2003, as the information as of December 31, 2003 was not available.

(note 5) There is no carrying amount as of December 31, 2003 as SK IMT Co., Ltd.
         was merged into the Company on May 1, 2003 (See note 23).

(note 6) As allowed under Korean financial accounting standards, investments in equity securities of Aircross Co., Ltd. and certain others were not accounted for using the equity method of accounting, as their total assets at December 31, 2002 were less than W7 billion.

Details of the changes in investments in affiliates accounted for using the equity method for the years ended December 31, 2003 and 2002 are as follows (in millions of Korean won) :

                                                         For the year ended December 31, 2003
                                  -------------------------------------------------------------------------------------
                                                                                Equity in
                                    Beginning                                   beginning
                                    balance or   Equity in     Equity in        retained       Dividend
                                   acquisition   earnings       capital          earning       received       Ending
                                      cost       (losses)     adjustments        (note 2)      or other       balance
                                  -----------   ----------    ------------      ---------    ------------   ----------
SK Teletech Co., Ltd. (note 3)    W    87,286    W  19,387      W        -       W      -    (W     2,333)  W  104,340
SK Capital Co., Ltd.                   57,535       (6,978)         (3,176)        (1,516)              -       45,865
SK Communications Co., Ltd            160,751      (36,840)         (3,205)             -               -      120,706
SK Telink Co., Ltd.                    36,395        7,057               -              -               -       43,452
SK C&C Co., Ltd. (note 3)              53,971       (4,528)         44,590              -            (600)      93,433
STIC Ventures Co., Ltd.                 7,648         (675)            128             (3)              -        7,098
Paxnet Co., Ltd.                       26,563         (804)            (47)             -               -       25,712
VCASH Co., Ltd.                         2,007       (1,217)            179            (27)              -          942
Eonex Technologies, Inc. (note
5)                                      4,618          (26)              -              -          (4,592)           -
Global Credit & Information
Corp.                                   2,477          296               -              -               -        2,773
WiderThan. Com Co., Ltd.                1,665        1,498               3              -               -        3,166
SLD Telecom PTE. Ltd.                  34,566       (9,771)             22           (116)              -       24,701
Skytel Co., Ltd.                        2,784          533            (264)             -               -        3,053
SK China Co., Ltd.                      3,500       (1,317)              4              -               -        2,187
SKTI, Inc.                             13,693        6,371          (1,101)             -               -       18,963
Centurion IT investment
association                             3,064           62               -              -               -        3,126
SK-QC Wireless Development Fund         5,979          (58)            (15)             -               -        5,906
SKT-HP Ventures, LLC (note 1)           6,415          (25)           (426)             -               -        5,964
SK IMT Co., Ltd. (note 4)           1,014,647       (3,502)              -           (817)     (1,010,328)           -
                                  -----------   ----------      ----------      ---------   -------------   ----------

                                  W 1,525,564   (W  30,537)     W   36,692      (W  2,479)  (W  1,017,853)  W  511,387
                                  ===========   ==========      ==========      =========   =============   ==========

(note 1) Investments in equity securities are carried using the equity method of accounting, based on the financial statements as of June 30, 2003, as the information as of December 31, 2003 was not available.

(note 2) Effective January 1, 2003, the Company's investees including SK Capital
         Co., Ltd., STIC Ventures Co., Ltd., VCASH Co., Ltd., SLD Telecom PTE. Ltd., and SK IMT Co., Ltd., adopted SKAS No.3, "Intangible Assets". This statement requires that organization cost be charged to expenses as incurred and the unamortized organization costs at January 1, 2003 be offset against the beginning retained earnings. To reflect the Company's portion of the decrease in the beginning retained earnings of the investees, the Company reduced its beginning retained earnings of 2003.

(note 3) The Company received dividends from SK Teletech Co., Ltd. and SK C&C
         Co., Ltd. and the corresponding amount was deducted from its equity method securities.

(note 4) Investments in equity securities of SK IMT Co., Ltd. were accounted for using the equity method of accounting until the merger on May 1, 2003.

(note 5) Investments in common stock of Eonex Technologies, Inc. were reclassified to available-for-sale securities as the Company's ownership in Eonex Technologies, Inc. decreased to 16.1% from 22.5% during the first quarter of 2003.

                                                         For the year ended December 31, 2002
                                      ------------------------------------------------------------------------------------
                                        Beginning
                                        balance or    Equity in      Equity in
                                       acquisition     earnings       capital                    Decrease         Ending
                                           cost        (losses)     adjustments   Dividends      or other        balance
                                      ------------    ---------     ------------  ---------    ------------   ------------
SK Teletech Co., Ltd.                 W     55,548    W  31,738      W        -    W      -     W         -   W     87,286
SK Capital Co., Ltd.                        57,502          531            (498)          -               -         57,535
SK Communications Co., Ltd (note 2)         48,255       (9,419)              -           -          40,364         79,200
NetsGo Co., Ltd. (note 2)                   51,641      (11,277)              -           -         (40,364)             -
SK Telink Co., Ltd.                         25,217       11,178               -           -               -         36,395
SK C&C Co., Ltd.                            42,016       16,744          (4,189)       (600)              -         53,971
STIC Ventures Co., Ltd.                      8,029         (414)             33           -               -          7,648
Paxnet Co., Ltd. (note 4)                   26,563            -               -           -               -         26,563
VCASH Co., Ltd.                              2,997         (993)              3           -               -          2,007
Eonex Technologies, Inc.                     3,600         (992)          2,010           -               -          4,618
Global Credit & Information Corp.            2,410           67               -           -               -          2,477
WiderThan. Com Co., Ltd.                     1,000          668              (3)          -               -          1,665
SLD Telecom PTE. Ltd. (note 1)              12,283         (897)           (310)          -               -         11,076
Skytel Co., Ltd. (note 1)                    2,750          (32)             66           -               -          2,784
SK China Co., Ltd. (note 1)                  3,762          105            (367)          -               -          3,500
SKTI Inc. (note 1)                           6,023       (1,905)           (145)          -               -          3,973
Centurion IT investment
association                                  3,039           24               -           -               -          3,063
SKT-QC Wireless Development Fund             6,540          (24)           (537)          -               -          5,979
SK IMT Co., Ltd.                           996,590       18,057               -           -               -      1,014,647
Shinsegi Telecomm, Inc. (note 3)         2,706,653        6,718          (2,541)          -      (2,710,830)             -
                                      ------------    ---------     ------------  ---------    ------------   ------------
                                      W  4,062,418    W  59,877     (W    6,478)  (W    600)   (W 2,710,830)  W  1,404,387
                                      ============    =========     ============  =========    ============   ============

(note 1) Investments in equity securities are carried using the equity method of accounting, based on the financial statements as of December 31, 2001, as the information as of December 31, 2002 was not available.

(note 2) In August 2002, the Company purchased a 78.3% interest in SK
         Communications Co., Ltd. (formerly known as Lycos Korea) and SK Communications Co., Ltd. merged with NetsGo Co., Ltd. on November 1, 2002. For the year ended December 31, 2002, intercompany gains related to the Company's transfer of its Nate fixed-line internet business to SK Communications Co., Ltd., totaling W2,575 million, were eliminated.

(note 3) Investments in equity securities of Shinsegi Telecomm, Inc. were accounted for using the equity of accounting until the merger in January 2002.

(note 4) On December 16 and 18, 2002, the Company purchased a 67.1% interest in
         Paxnet Co., Ltd. As such purchases are considered to be made at end of December 2002 under Korean GAAP, no equity in earnings (losses) of affiliate related to the Paxnet Co., Ltd. is recorded in 2002.

5.       LOANS TO EMPLOYEES

         Short-term and long-term loans to employees as of December 31, 2003 and 2002 are as follows (in millions of Korean won) :

                                                                         2003
                                                    ----------------------------------------
                                                     Short-term      Long-term       Total          2002
                                                     ----------      ---------     ---------     ---------
Loans to employees' stock ownership association      W    6,916      W  26,872     W  33,788     W  45,906
Loans to employees for housing and other                    118            651           769         1,911
                                                     ----------      ---------     ---------     ---------

                                                     W    7,034      W  27,523     W  34,557     W  47,817
                                                     ==========      =========     =========     =========

6.       PROPERTY AND EQUIPMENT

         Property and equipment as of December 31, 2003 and 2002 are as follows (in millions of Korean won):

                                                Useful lives
                                                 (years)                  2003                  2002
                                                ------------          ------------          ------------
Land                                                  -               W    446,574          W    439,915
Buildings and structures                          30,15                  1,077,479               977,045
Machinery                                             6                  8,348,633             6,922,542
Vehicles                                              4                     18,860                18,706
Other                                                 4                    743,219               791,559
Construction in progress                              -                    309,564               345,063
                                                                      ------------          ------------

                                                                        10,944,329             9,494,830
Less accumulated depreciation                                           (6,392,703)           (5,043,282)
                                                                      ------------          ------------

Property and equipment, net                                           W  4,551,626          W  4,451,548
                                                                      ============          ============

         The government declared standard value of land owned as of December 31, 2003 and 2002 is W393,683 million and W356,360 million, respectively.

         Details of change in property and equipment for the year ended December 31, 2003 are as follows (in millions of Korean won):

                                                         Increase from
                             Beginning                     the merged                                                   Ending
                              balance     Acquisition    entity, SK IMT   Disposal       Transfer    Depreciation       balance
                           ------------   ------------   -------------   -----------    -----------  ------------    ------------
Land                       W    439,915   W      3,380   W         198   (W   4,793)    W    7,874   W          -    W    446,574
Buildings and structures        778,832          5,562             175       (4,599)       100,340        (40,073)        840,237
Machinery                     2,432,552        106,811              --       (4,034)     1,359,890     (1,269,913)      2,625,306
Vehicles                          6,095            771              15         (104)            18         (2,959)          3,836
Other                           449,091        851,183             523       (3,278)      (874,672)       (96,738)        326,109
Construction in progress        345,063        643,502           8,555           --       (687,556)            --         309,564
                           ------------   ------------   -------------   ----------    -----------   ------------    ------------

         Total             W  4,451,548   W  1,611,209   W     9,46609   (W  16,808)   (W   94,106)  W  1,409,683)   W  4,551,626
                           ============   ============   =============   ==========    ===========   ============    ============

7.       INTANGIBLE ASSETS

         Intangible assets as of December 31, 2003 and 2002 are as follows (in millions of Korean won):

                                                            2003                                 2002
                                     ------------------------------------------------        ------------
                                     Acquisition         Accumulated        Carrying           Carrying
                                         cost           amortization        amounts            amounts
                                     ------------       ------------     ------------        ------------
Goodwill                             W  2,335,532       (W  257,324)     W  2,078,208        W  2,206,870
Software development costs                212,568           (78,735)          133,833              88,303
IMT license                             1,259,253            (7,975)        1,251,278                   -
Other                                     300,160          (163,211)          136,949              95,177
                                     ------------       -----------      ------------        ------------

                                     W  4,107,513       (W  507,245)     W  3,600,268        W  2,390,350
                                     ============       ===========      ============        ============

         Details of changes in intangible assets for the year ended December 31, 2003 are as follows (in millions of Korean won):

                                                        Increase from
                               Beginning                  the merged                                            Ending
                                balance     Increase    entity, SK IMT  Decrease    Transfer   Amortization     balance
                             ------------   ---------   --------------  --------   ----------  ------------  ------------
Goodwill                     W  2,206,870   W       -   W           -   W      -   W        -  (W  128,662)  W  2,078,208
Software development costs         88,303      25,163               -          -       56,381      (36,014)       133,833
IMT license                             -           -       1,259,253          -            -       (7,975)     1,251,278
Other                              95,177      21,363             318     (7,274)      57,163      (29,798)       136,949
                             ------------   ---------   -------------  ---------   ----------  -----------   ------------

                             W  2,390,350   W  46,526   W   1,259,571  (W  7,274)  W  113,544  (W  202,449)  W  3,600,268
                             ============   =========   =============  =========   ==========  ===========   ============

         The book value as of December 31, 2003 and residual useful lives of major intangible assets are as follows (in millions of Korean won) :

                                                                                          Residual useful
                                Amount                      Description                        lives
                              ------------   ---------------------------------------      ---------------
Goodwill                      W  2,078,208   Goodwill related to acquisition
                                                of Shinsegi Telecomm, Inc.                    16 years
Development costs                  133,833   Software for  business use                      1 ~ 5 years
IMT license                      1,251,278   License successed from SK IMT Co., Ltd.           (note)

(note) Amortization of the IMT license commenced when the Company started its commercial IMT 2000 service in December 2003, using the straight-line method over the estimated useful life of the IMT license which expries In December 2016.

8.       BONDS PAYABLE

         Bonds payable as of December 31, 2003 and 2002 are as follows (in millions of Korean won and thousands of U.S. dollars) :

                                                     Annual interest
                                     Maturity year      rate (%)           2003             2002
                                     -------------   ---------------    ------------     ------------
Domestic general bonds                   2003                 8.0       W          -     W    910,000
           "                             2004           5.0 - 7.0          1,120,000        1,120,000
           "                             2005                 6.0            500,000          500,000
           "                             2006           5.0 - 6.0            800,000          400,000
           "                             2007           5.0 - 6.0            700,000          700,000
           "                             2008                 5.0            300,000                -
Dollar denominated bonds (US$200,078)    2004                7.75            239,653          240,173
                                                                        ------------     ------------

Total                                                                      3,659,653        3,870,173
Less : discounts on bonds                                                    (47,495)         (60,392)
                                                                        ------------     ------------

Net                                                                        3,612,158        3,809,781
Less : portion due within one year                                        (1,355,514)        (906,264)
                                                                        ------------     ------------

Long-term portion                                                       W  2,256,644     W  2,903,517
                                                                        ============     ============

         All of the above bonds will be paid in full at maturities.

9.       LONG-TERM BORROWINGS

         Long-term borrowings denominated in foreign currency as of December 31, 2003 and 2002 are as follows (in millions of Korean won and thousands of U.S. dollars) :

                                        Final          Annual interest
        Lender                      maturity year          rate (%)                2003            2002
----------------------              -------------    -------------------        ---------        ---------
Korea Development Bank                   2004          3M Libor + 3.45          US$ 4,478        US$13,434
Woori Bank                               2005        Floating rate + 0.2            4,089            6,815
Total in foreign currency                                                       US$ 8,567        US$20,249
                                                                                ---------        ---------

Equivalent in Korean won                                                        W  10,262        W  24,307
Less portion due within one year                                                   (8,629)         (14,023)
                                                                                ---------        ---------

Long-term portion                                                               W   1,633        W  10,284
                                                                                =========        =========

         At December 31, 2003, the London inter-bank offered rate (3M Libor) and floating rate of Woori Bank are 1.16% and 2.57%, respectively.

         The future maturities of long-term borrowings at December 31, 2003 are as follows (in millions of Korean won and thousands of U.S. dollars) :

                                 Long-term borrowings in foreign currency
Year ending                 --------------------------------------------------
December 31,                   Foreign currency          Korean won equivalent
------------                ---------------------        ---------------------
   2004                             US$ 7,204                   W   8,629
   2005                                 1,363                       1,633
                                    ---------                   ---------
                                    US$ 8,567                   W  10,262
                                    =========                   =========

10.      FACILITY DEPOSITS

         The Company receives facility guarantee deposits from customers of cellular services at the subscription date. The Company has no obligation to pay interest on these deposits and returns all amounts to subscribers upon termination of the subscription contract.

         Long-term facility guarantee deposits by service type held as of December 31, 2003 and 2002 are as follows (in millions of Korean won except deposit per subscriber amounts) :

                                    Deposit
Service type                    per subscriber               2003               2002
------------                    --------------            ---------          ---------
Cellular                          W  200,000              W  44,197          W  46,850
                                                          =========          =========

         The Company offers existing and new cellular subscribers the option of obtaining facility insurance from Seoul Guarantee Insurance Company ("SGIC") in lieu of the facility deposit. Existing subscribers who elect this option are refunded their facility deposits. As a result, the balance of facility guarantee deposits has been decreasing.

11.      LEASES

         As the Company merged with Shinsegi Telecomm, Inc. in January 2002, certain capital leases made by Shinsegi Telecomm, Inc. were transferred to the Company. The Company has an option to acquire the leased machinery and equipment, free of charge, upon termination of the lease period. The capitalized cost and accumulated depreciation related to these leased assets as of December 31, 2003 are W1,043 million and W679 million, respectively, and depreciation expense for the years ended December 31, 2003 and 2002 were W250 million and W428 million, respectively .

         Future minimum payments under capital leases as of December 31, 2003 are as follows (in millions of Korean won) :

         Year ending
         December 31,                      Principal         Interest       Total
--------------------------------           ---------         --------       ------
             2004                          W    121          W      3       W  124
                                                             ========       ======
Less portion due within one year               (121)
                                           --------
Long-term portion                          W      -
                                           ========

         As the Company merged with Shinsegi Telecomm, Inc., certain operating lease made by Shinsegi Telecomm, Inc. were transferred to the Company. As of December 31, 2003, the minimum annual lease payables under operating leases are as follows (in millions of Korean won) :

Year ending                  Lease payable               Lease payable
December 31,                 in Korean won            in foreign currency              Total
------------                 -------------            -------------------              ------
    2004                     W         122            W               201              W  323
                             =============            ===================              ======

         Lease expenses for the years ended December 31, 2003 and 2002, were W1,774 million and W5,892 million, respectively.

12.      ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES

         The details of monetary assets and liabilities denominated in foreign currencies (except for bonds payable and long-term borrowings denominated in foreign currencies described in Notes 8 and 9) as of December 31, 2003 and 2002 are as follows (in millions of Korean won, thousands of U.S. dollars, thousands of HK dollars, thousands of Japanese yen, thousands of Great Britain pounds, thousands of Chinese yuan, thousands of Singapore dollars, thousands of Australian dollars, thousands of Swiss Franc, thousands of Denmark Krone and thousands of Euros):

                                                         2003                              2002
                                              ----------------------------     ----------------------------
                                                Foreign         Korean won       Foreign         Korean won
                                              currencies        equivalent      currencies       equivalent
                                              ----------        ----------     ------------      ----------
Cash and cash equivalents                      US$ 1,722         W   2,062       US$ 1,498       W   1,798
                                                  EUR 17                26           EUR 2               3
                                                   GBP 5                10               -               -
Short-term financial instruments              US$ 31,492            37,721      US$ 31,042          37,263
Accounts receivable - trade                    US$ 2,552             3,057         US$ 841           1,012
                                                 SG$ 743               522               -               -
Accounts receivable - other                    US$ 4,863             5,825       US$ 8,337          10,008
Guarantee deposits                               US$ 193               232         US$ 187             225
                                              JPY 16,337               183               -               -
                                                                 ---------                       ---------

                                                                 W  49,638                       W  50,309
                                                                 =========                       =========

Accounts payable                               US$ 5,166             6,188       US$ 7,032           8,441
                                              JPY 20,606               231     JPY 229,641           2,326
                                                 HK$ 267                41         HK$ 825             127
                                                 GBP 304               648           GBP 1               1
                                                   SG$ 5                 3          SG$ 24              17
                                                 CNY 140                20          CNY 47               7
                                                    AU$1                 1            AU$1               1
                                                  EUR 10                15           EUR 8              10
                                                   CHF 4                 4               -               -
                                                   DKK 1                 1               -               -
Obligation under capital lease
    including current portion                    US$ 101               121         US$ 482             578
                                                                 ---------                       ---------

                                                                 W   7,273                       W  11,508
                                                                 =========                       =========

13.      CAPITAL STOCK AND CAPITAL SURPLUS

         The Company's capital stock consists entirely of common stock with a par value of W500. The number of authorized and issued shares as of December 31, 2003 and 2002 are as follows :

                                                                               2003                  2002
                                                                           -----------          -----------
Authorized shares                                                          220,000,000          220,000,000
Issued shares                                                               82,276,711           89,152,670

         Significant changes in capital stock and capital surplus during the years ended December 31, 2003 and 2002 are as follows (in millions of Korean won except for share data) :

                                                    Number of shares
                                                         issued           Capital stock      Capital surplus
                                                    ----------------      -------------      ---------------
At January 1, 2002                                     89,152,670           W  44,576         W  3,748,546
Excess unallocated purchase price (note 1)                      -                   -             (864,161)
                                                       ----------           ---------         ------------

At December 31, 2002                                   89,152,670              44,576            2,884,385
Excess unallocated purchase price (note 1)                      -                   -                 (230)
Retirement of treasury stock (note 2)                  (7,002,235)                  -                    -
Issuance of common stock for the merger with
   SK IMT Co., Ltd. (note 3)                              126,276                  63               31,809
                                                       ----------           ---------         ------------

At December 31, 2003                                   82,276,711           W  44,639         W  2,915,964
                                                       ==========           =========         ============

(note 1) The excess unallocated purchase price of W864,161 million for the acquisition of additional equity interest of Shinsegi Telecomm, Inc. after acquiring a majority interest in such subsidiary, was deducted from capital surplus upon the merger with Shinsegi Telecomm, Inc. dated January 13, 2002, in accordance with Korean GAAP. In addition, during the year ended December 31, 2003, the Company paid W230 million to certain former shareholders of Shinsegi Telecomm, Inc. in accordance with the ruling of the court and deducted it from capital surplus in accordance with Korean GAAP.

(note 2) The Company retired 4,457,635 shares and 2,544,600 shares of treasury stock on January 6, 2003 and August 20, 2003, respectively, and reduced unappropriated retained earnings in accordance with the Korean Commercial Laws.

(note 3) The excess of acquired net assets over the par value of W63 million for the issuance of 126,276 shares of new common stock to minority shareholders of SK IMT Co., Ltd. upon the merger dated May 1, 2003, was added to additional paid-in capital in accordance with Korean GAAP.

14.      APPROPRIATED RETAINED EARNINGS

         The details of appropriated retained earnings as of December 31, 2003 and 2002 are as follows (in millions of Korean won) :

                                                                          2003                    2002
                                                                      ------------           ------------
Legal reserve                                                         W     22,288           W     17,200
Reserve for improvement of financial structure                              33,000                 33,000
Reserve for business rationalization                                             -                169,493
Reserve for loss on foreign investment                                           -                 29,192
Reserve for loss on disposal of treasury stock                             221,197                240,000
Reserve for research and manpower development                              559,198                365,300
Reserve for business expansion                                           3,908,139              2,525,738
                                                                      ------------           ------------

Total                                                                 W  4,743,822           W  3,379,923
                                                                      ============           ============

         a.       Legal Reserve

                  The Korean Commercial Code requires the Company to appropriate as a legal reserve at least 10% of cash dividends for each accounting period until the reserve equals 50% of outstanding capital stock. The legal reserve may not be utilized for cash dividends, but may only be used to offset a future deficit, if any, or may be transferred to capital stock.

         b.       Reserve for Improvement of Financial Structure

                  The Financial Control Regulation for listed companies in Korea requires that at least 10% of net income (net of accumulated deficit), and an amount equal to net gain (net of related income taxes, if any) on the disposal of property and equipment be appropriated as a reserve for improvement of financial structure until the ratio of stockholders' equity to total assets reaches 30%. The reserve for improvement of financial structure may not be utilized for cash dividends, but may only be used to offset a future deficit, if any, or may be transferred to capital stock.

         c. Reserves for Loss on Foreign Investment, Loss on Disposal of Treasury Stock and Research and Manpower Development

                  Reserves for loss on foreign investment, loss on disposal of treasury stock and research and manpower development were appropriated in order to recognize certain tax deductible benefits through the early recognition of future expenditures. These reserves will be unappropriated from appropriated retained earnings in accordance with the relevant tax laws. Such unappropriation will be included in taxable income in the year of unappropriation.

         d.       Reserve for Business Expansion

                  The reserve for business expansion is voluntary and was approved by the board of directors and shareholders.

15.      TREASURY STOCK

         Upon the issuances of stock dividends and new common stock and the merger with Shinsegi Telecomm, Inc., the Company acquired fractional shares totaling 77,815 shares for W6,079 million through 2002. In addition, the Company acquired 7,452,810 shares of treasury stock in the market or through the trust funds for W1,771,507 million through 2002 in order to stabilize the market price of its stock.

         On January 13, 2002, the Company merged with Shinsegi Telecomm, Inc. and distributed 2,677,653 shares of treasury stock to minority shareholders of Shinsegi Telecomm, Inc. The cost of the treasury stock distributed was W584,646 million. On December 30, 2002, the Company acquired 4,457,635 shares of the Company's common stock from KT Corporation for W999,509 million under the Mutual Agreement on Stock Exchange between the Company and KT Corporation. The Company retired such treasury stock on January 6, 2003 in accordance with a resolution of the board of directors dated December 26, 2002 and reduced unappropriated retained earnings by W1,008,882 million including the tax effect of W9,373 million, in accordance with the Korean Commercial Laws.

         On January 10, 2003, the Company acquired 3,809,288 shares of the Company's common stock from KT Corporation for W854,134 million under the Mutual Agreement on Stock Exchange between the Company and KT Corporation. On February 3, 2003, the Company acquired fractional shares totaling 52 shares for W13 million which resulted from the merger with Shinsegi Telecomm, Inc., and on May 13, 2003, the Company acquired fractional shares totaling 91 shares for W16 million which resulted from the merger with SK IMT Co., Ltd.

         On June 30, 2003, in accordance with a resolution of the board of directors dated June 24, 2003, the Company announced a stock repurchase program to acquire 2,544,600 shares of common stock in the market in order to enhance stockholders' interest and to stabilize the stock price. Pursuant to the program, the Company acquired a total of 2,544,600 shares of Company's outstanding common stock for a total purchase price of W525,174 million during the period from June 30, 2003 to August 11, 2003, retired such treasury shares on August 20, 2003 and reduced unappropriated retained earnings by W537,138 million including the tax effect of W11,964 million, in accordance with Korean Commercial Laws.

16.      STOCK OPTIONS

         On March 17, 2000, March 16, 2001 and March 8, 2002, in accordance with the approval of its stockholders and its board of directors, the Company granted stock options to its management, representing 17,800 shares at an exercise price of W424,000 per share, 43,820 shares at an exercise price of W211,000 per share and 65,730 shares at an exercise price of W267,000 per share. The stock options will become exercisable after three years from the date of grant and shall be exercisable within two years from the first exercisable date. If the employees leave the Company within three years after the grant of stock options, the Company may cancel the stock options awarded. Upon exercise of stock options, the Company will issue its common stock. There were no forfeited or expired stock options during the years ended December 31, 2003 and 2002.

         The value of stock options granted is determined using the Black-Scholes option-pricing model, without considering a volatility factor in estimating the value of its stock options, as permitted under Korean GAAP. The following assumptions are used to estimate the fair value of options granted in 2000, 2001 and 2002; risk-free interest rate of 9.1% for 2000, 5.9% for 2001 and 6.2% for 2002; expected life of three years for 2000, 2001 and 2002; expected dividend of W500 for 2000, 2001 and 2002. Under these assumptions, total compensation cost, the recognized compensation cost for the years ended December 31, 2003 and 2002, the compensation cost to be recognized for the following period after December 31, 2003 and the outstanding balance of stock option in capital adjustment as of December 31, 2003 and 2002 are as follows (in millions of Korean won) :

                                              Recognized                                Stock option in
                          Total           compensation cost       Compensation        capital adjustment
                      compensation      ---------------------      cost to be       ----------------------
  Grant date              cost             2003        2002        recognized         2003          2002
--------------        ------------      --------     --------     ------------      --------      --------
March 17, 2000            W  1,533      W    128     W    511         W      -      W  1,533      W  1,405
March 16, 2001                 237            79           79               12           224           145
March 8, 2002                3,246         1,082          902            1,263         1,984           902
                          --------      --------     --------         --------      --------      --------
                          W  5,016      W  1,289     W  1,492         W  1,275      W  3,741      W  2,452
                          ========      ========     ========         ========      ========      ========

         The pro forma net income and net income per common share, if the Company had not excluded the volatility factor (expected volatility of 66.8% for options granted in 2000, 67.5% for options granted in 2001 and 63.0% for options granted in 2002) in estimating the value of its stock options, for the years ended December 31, 2003, 2002 and 2001 are as follows :

                                                            2003              2002                2001
                                                        ------------      ------------        ------------
Pro forma net income (in millions of Korean won)        W  1,939,636      W  1,507,911        W  1,138,432
Pro forma net income per common share
   (in Korean won)                                            25,835            17,894              13,154

17.      INCOME TAXES

         a.       Reconciling items between accounting income and taxable income

                  Reconciling items between accounting income and taxable income for the years ended December 31, 2003 and 2002 are as follows (in millions of Korean won) :

                                                                            2003              2002
                                                                       -----------      ------------
 (TEMPORARY DIFFERENCES)
 ADDITIONS :
    Allowance for doubtful accounts                                     W   66,833       W    75,683
    Accrued interest income                                                  6,147             3,158
    Reserves for research and manpower development                          62,902            26,102
    Equity in losses of affiliates                                          30,537                 -
    Foreign currency translation gain                                        8,635             8,635
    Reserves for loss on disposal of treasury stock                              -            18,803
    Depreciation                                                             5,520             3,212
    Loss on impairment of long-term investment securities                   20,343            44,896
    Loss on impairment of other assets                                      22,458            10,224
    Accrued severance indemnities                                           31,649            16,799
    Deposits for severance indemnities                                      11,669             5,427
    Other                                                                   87,523            92,044
                                                                       -----------      ------------
    Sub-total                                                              354,216           304,983
                                                                       -----------      ------------

DEDUCTIONS:
   Reserves for research and manpower development                         (280,000)         (220,000)
   Reserves for loss on disposal of treasury stock                        (255,984)                -
   Allowance for doubtful accounts                                         (65,844)         (146,112)
   Depreciation                                                            (40,957)          (13,842)
   Accrued interest income                                                  (5,978)           (4,718)
   Foreign currency translation loss                                       (17,084)          (17,084)
   Equity in earnings of affiliates                                           (287)          (59,877)
   Loss on impairment of long-term investment securities                   (56,270)                -
   Deposits for severance indemnities                                      (34,613)          (47,373)
   Other                                                                   (48,443)          (49,222)
                                                                       -----------      ------------
   Sub-total                                                              (805,460)         (558,228)
                                                                       -----------      ------------
Total Temporay Differences                                                (451,244)         (253,245)
                                                                       -----------      ------------
(PERMANENT DIFFERENCES)                                                    155,965           181,671
                                                                       -----------      ------------
Total                                                                  (W  295,279)     (W    71,574)
                                                                       ===========      ============

b.   Change in cumulative temporary differences and deferred tax liabilities

     Changes in cumulative temporary differences for the years ended December 31, 2003 and 2002 and deferred tax liabilities as of December 31, 2003 and 2002 are as follows (in Korean won) :

     For the year ended December 31, 2003

                                                              Transferred
                                                              from merged
                                                January 1,     entity, SK                                 December
                 Description                      2003           IMT          Increase      Decrease      31, 2003
                 -----------                      ----           ---          --------      --------      --------
Property and equipment                         W    33,395    W         -    W    59,113   W   51,135   W    41,373
Allowance for doubtful accounts                     69,887              -         66,833       69,887        66,833
Loss on impairment of long-term investment
  securities                                       131,196              -         20,343       56,270        95,269
Foreign currency translation loss                   22,701              -              -       17,084         5,617
Foreign currency translation gain                  (11,437)             -              -       (8,635)       (2,802)
Reserves for research and manpower
development                                       (442,603)                     (284,000)     (62,902)     (663,702)
Reserves for loss on disposal of treasury
stock                                             (218,097)             -       (255,984)           -      (474,081)
Accrued interest income                             (4,718)        (1,414)        (5,978)      (6,132)       (5,978)
Equity in earnings (losses) of affiliates          (62,363)             -           (287)     (27,034)      (35,616)
Loss on impairment of other assets                  10,224              -         22,459       10,224        22,459
Accrued severance indemnities                      115,765            268         32,930            -       148,963
Deposits for severance indemnities                (115,765)          (215)       (34,742)     (11,669)     (139,054)
Other                                               55,087              1         15,557       13,100        57,547
                                              ------------   ------------   ------------   ----------  ------------

Total temporary differences                   (W   416,728)  (W     1,360)  (W   363,756)  W  101,328  (W   883,172)
                                              ============   ============   ============   ==========  ============

Deferred tax liabilities-net(note 1)          (W   123,768)  (W       404)                             (W   242,057)
                                              ============   ============                              ============

     (note 1) The tax effects of temporary differences which are not realizable and the net unrealized loss on valuation of long-term investment securities are excluded in determining the above net deferred tax liabilities as of December 31, 2003. Pursuant to a revision in the Korean Corporate Income Tax Law, statutory corporate income tax rate will be changed from current 29.5% to 27.5%, effective January 1, 2005. Such change in statutory corporate income tax rate resulted in a decrease in deferred tax liabilities as of December 31, 2003 by W20,245 million.

     For the year ended December 31, 2002

                                                          Transferred from
                                           January 1,      merged entity,                                    December 31,
               Description                    2002       Shinsegi Telecomm      Increase        Decrease         2002
               -----------                    ----       -----------------      --------        --------         ----
Property and equipment                    W     41,671           W       -    W     3,212      W   11,488    W    33,395
Allowance for doubtful accounts                124,112              42,377         69,887         166,489         69,887
Loss on impairment of investment
securities                                      74,527              11,773         44,896               -        131,196
Foreign currency translation loss               39,785                   -              -          17,084         22,701
Foreign currency translation gain              (20,072)                  -              -          (8,635)       (11,437)
Reserves for research and manpower
  development                                 (248,705)                  -       (220,000)        (26,102)      (442,603)
Reserves for loss on disposal of
treasury stock                                (236,899)                  -              -         (18,802)      (218,097)
Accrued interest income                         (1,713)             (1,495)        (4,718)         (3,208)        (4,718)
Equity in earnings (losses) of
affiliates                                     (52,905)                  -        (59,876)        (50,418)       (62,363)
Loss on impairment of other assets               6,414                   -         10,224           6,414         10,224
Accrued severance indemnities                    2,999              20,230         92,536               -        115,765
Deposits for severance indemnities                   -                   -       (121,192)         (5,427)      (115,765)
Other                                           28,611              (4,027)        49,642          19,139         55,087
                                         -------------           ---------   ------------      ----------   ------------

Total temporary differences              (W    242,175)          W  68,858   (W   135,389)     W  108,022   (W   416,728)
                                         =============           =========   ============      ==========   ============

Deferred tax liabilities(note 1)         (W     71,926)          W  20,451   (W    40,211)     W   32,082   (W   123,768)
Tax credit carryforwards                             -              33,159              -          33,159              -
                                         -------------           ---------   ------------      ----------   ------------

Deferred tax liabilities-net             (W    123,768)          W  53,610   (W    40,211)     W   65,241   (W   123,768)
                                         =============           =========   ============      ==========   ============

     (note 1) The tax effects of temporary differences which are not realizable and the net unrealized loss on valuation of long-term investment securities are excluded in determining the above net deferred tax liabilities as of December 31, 2002.

c.   Details of income tax expense

     Income tax expenses for the years ended December 31, 2003 and 2002 consist of the following (in millions of Korean won) :

                                                                  2003              2002
                                                                  ----              ----
Current                                                        W  653,970        W  572,756
Deferred (note 1)                                                 117,474            96,463
                                                               ----------        ----------

Income tax expenses                                            W  771,444        W  669,219
                                                               ==========        ==========

     (Note 1) Changes in deferred tax liabilities retained to temporary difference for the years ended December 31, 2003 and 2002 are as follows (in millions of Korean won) :

                                                                  2003                 2002
                                                                  ----                 ----
Beginning balance of deferred tax liabilities                 (W  123,768)         (W   71,926)
Ending balance of deferred tax liabilities                        242,057              123,768
Adjustment to the beginning deferred income
   tax liabilities based on tax return filed                       20,187                1,844
Tax effect of temporary differences arising
   from disposal and retirement of treasury stock                 (20,598)             (10,832)
Deferred tax assets transferred from merged entity,
   Shinsegi Telecomm, Inc.                                              -               53,609
Deferred tax liabilities transferred from merged
   entity, SK IMT Co., Ltd.                                          (404)                   -
                                                              -----------          -----------

                                                               W  117,474           W   96,463
                                                              ===========          ===========

d.   Effective tax rate

     Effective tax rates for the years ended December 31, 2003 and 2002 are as follows (in millions of Korean won):

                                                                    2003                 2002
                                                                    ----                 ----
Income before income tax expenses                              W  2,714,194          W  2,180,497
Income tax expenses                                                 771,444               669,220
                                                               ------------          ------------

Effective tax rate                                                    28.42%                30.69%
                                                               ============          ============

e.   Intra-period allocation of income tax expenses

     Intra-period allocation of income tax expenses for the years ended December 31, 2003 and 2002 are as follows (in millions of Korean won) :

                                                                   2003                  2002
                                                                   ----                  ----
Income tax expenses of ordinary income                         W    771,444          W    669,070
Income tax expenses of extraordinary gain                                 -                   149
                                                               ------------          ------------

Income tax expenses                                            W    771,444          W    669,219
                                                               ============          ============

18.  NET INCOME AND ORDINARY INCOME PER SHARE

     The Company's net income and ordinary income per share amounts for the years ended December 31, 2003 and 2002 are computed as follows (in millions of won, except for share data) :

     Net income per share


                                                            (in millions of won, except for share data)
                                                                     2003                   2002
                                                                     ----                   ----
Net income                                                      W     1,942,750       W    1,511,278
Weighted average number of common shares outstanding                 75,078,219           84,270,450
                                                                ---------------       --------------

Net income per share                                            W        25,876       W       17,934
                                                                ===============       ==============

     Ordinary income per share

                                                                     2003                   2002
                                                                     ----                   ----
Net income                                                      W     1,942,750       W    1,511,278
Extraordinary gain                                                            -                 (504)
Income tax effect of extraordinary gain                                       -                  149
                                                                ---------------       --------------

Ordinary income                                                       1,942,750            1,510,923
Weighted average number of common shares outstanding                 75,078,219           84,270,450
                                                                ---------------       --------------

Ordinary income per share                                       W        25,876       W       17,929
                                                                ===============       ==============

The weighted average number of common shares outstanding for the years ended December 31, 2003 and 2002 is calculated as follows :

                                                               Number of       Weighted          Weighted
                                                                shares      number of days   number of shares
                                                                ------      --------------   ----------------
For 2003
   At January 1, 2003                                         89,152,670      365 / 365            89,152,670
   Treasury stock, at the beginning                           (9,310,607)     365 / 365            (9,310,607)
   Purchase of treasury stock                                 (3,809,288)     356 / 365            (3,715,360)
   Purchase of fractional share related to merger
      with Shinsegi Telecomm, Inc.                                   (52)     332 / 365                   (47)
   Purchase of fractional share related to merger
      with SK IMT Co., Ltd.                                          (91)     233 / 365                   (58)
   Issuance of common stock for merger with SK
      IMT Co., Ltd.                                              126,276      233 / 365                80,609
   Purchase of treasury stock                                   (100,000)     185 / 365               (50,685)
   Purchase of treasury stock                                 (2,444,600)      (note 1)            (1,078,303)
                                                              ----------                           ----------

   Total                                                      73,614,308                           75,078,219
                                                              ==========                           ==========

For 2002
   At January 1, 2002                                         89,152,670      365 / 365            89,152,670
   Treasury stock, at the beginning                           (6,159,266)     365 / 365            (6,159,266)
   Distribution of treasury stock for merger with Shinsegi     2,673,474      349 / 365             2,556,280
   Purchase of treasury stock                                 (1,367,180)     335 / 365            (1,254,809)
   Purchase of treasury stock                                 (4,457,635)       2 / 365               (24,425)
                                                              ----------                           ----------

   Total                                                      79,842,063                           84,270,450
                                                              ==========                           ==========

(note 1) The treasury stock was acquired on several different dates in 2003 and the weighted number of shares was calculated considering each transaction date.

Diluted net income and ordinary income per share amounts for the years ended December 31, 2003 and 2002 are computed as follows (in millions of won, except for share data):

Diluted net income per share

                                                                   2003                2002
                                                                   ----                ----
Adjusted net income (note 2)                                   W   1,942,750       W   1,511,356
Adjusted weighted average number of
    common shares outstanding (note 2)                            75,078,219          84,277,598
                                                               -------------       -------------
Diluted net income per share                                   W      25,876       W      17,933
                                                               =============       =============

Diluted ordinary income per share

                                                                   2003                2002
                                                                   ----                ----
Adjusted ordinary income (note 2)                              W   1,942,750       W   1,511,001
Adjusted weighted average number of
    common shares outstanding (note 2)                            75,078,219          84,277,598
                                                               -------------       -------------

Diluted ordinary income per share                              W      25,876       W      17,929
                                                               =============       =============

(note 2) In the year ended December 31, 2003, the assumed exercise of stock options was not reflected in diluted earnings per share because the exercise price exceeded the average market price of common stock for the year ended December 31, 2003. In the year ended December 31, 2002, for the calculation of diluted income per share, the net income and weighted average number of common shares outstanding are adjusted assuming the exercise of stock options on January 1, 2002.

The numerator and denominator of basic and diluted net income and ordinary income per share for the year ended December 31, 2002 are as follows :

Diluted net income per share

                                                Net income
                                             (in millions of      Average weighted      Per-share amount
                                               Korean won)        number of shares      (in Korean won)
                                               -----------        ----------------      ---------------
Basic net income per share                   W     1,511,278            84,270,450      W         17,934
                                                                                        ================
Effect of stock options                                   78                 7,148
                                             ---------------            ----------

Diluted net income per share                 W     1,511,356            84,277,598      W         17,933
                                             ===============            ==========      ================

Diluted ordinary income per share

                                               Net income
                                             (in millions of      Average weighted      Per-share amount
                                               Korean won)        number of shares      (in Korean won)
                                               -----------        ----------------      ---------------
Basic ordinary income per share              W     1,510,923            84,270,450      W         17,929
                                                                                        ================
Effect of stock options                                   78                 7,148
                                             ---------------            ----------

Diluted ordinary income per share            W     1,511,001            84,277,598      W         17,929
                                             ===============            ==========      ================

19.  DIVIDEND DISCLOSURE

     Details of dividends which were declared for the years ended December 31, 2003 and 2002 are as follows (in millions of Korean won except for share data) :

                           Number of shares
       Dividend type          outstanding         Face value   Dividend ratio    Dividends
       --------------   -----------------------   ----------   --------------   -----------
2003   Cash dividends         73,614,308          W      500            1,100%  W   404,879
2002   Cash dividends         84,299,698 (note)   W      500              360%  W   151,739

     (note) 4,457,635 shares of the Company's common stock acquired through the stock exchange with KT Corporation on December 30, 2002 were included in the number of shares outstanding, as the dividend rights date was December 27, 2002.

     Dividends payout ratio for the years ended December 31, 2003 and 2002 are as follows (in millions of Korean won and %) :

                             2003           2002
                         ------------   -------------
Dividends                W    404,879   W     151,739
Net income                  1,942,750       1,511,278
                         ------------   -------------
Dividends payout ratio          20.84%          10.04%
                         ============   =============

     Dividends yield ratio for the years ended December 31, 2003 and 2002 are as follows (in Korean won and %) :

                                  2003          2002
                              -----------   -----------
Dividend per share            W     5,500   W     1,800
Stock price at the year-end       199,000       229,000
                              -----------   -----------
                                     2.76%         0.26%
                              ===========   ===========

20.  COMMITMENTS AND CONTINGENCIES

     a. At December 31, 2003, the Company's property and equipment (land, buildings and machinery), amounting to W58,299 million in carrying value, are pledged as collateral for borrowings from Korea Development Bank. In addition, the Company has provided one blank check to Shinhan Capital Co., Ltd. as collateral for guarantees of the Company's obligations under lease agreements.

     b. On May 2, 2003, September 4, 2003 and December 15, 2003, the Company sold W577,253 million, W549,256 million and W498,426 million of accounts receivable resulting from its mobile phone dealer financing plan to Nate Third Special Purpose Company, Nate Fourth Special Purpose Company and Nate Fifth Special Purpose Company, respectively, in asset-backed securitization transactions and recorded a loss on disposal of accounts receivable-other of W10,789 million, W12,863 million and W9,936 million, respectively. Related to these asset-backed securitization transactions, the Company has obligations to repurchase receivables up to 13.15%, 13.27% and 13.19% for Nate Third Special Purpose Company, Nate Fourth Special Purpose Company and Nate Fifth Special Purpose Company, respectively, if receivables become past due for 3 months or the debtors become insolvent. At December 31, 2003, the uncollected balances of accounts receivable sold to Nate Third Special Purpose Company, Nate Fourth Special Purpose Company and Nate Fifth Special Purpose Company were W32,861 million, W215,615 million and W402,297 million, respectively.

     c. At December 31, 2003, the Company has guarantee deposits restricted for its checking accounts totaling W23 million.

     d. The Company's performance under a mobile network system development service contract with Asia Pacific Broadband Wireless Communications Inc., a Taipei company, and the Company's warranty obligations have been guaranteed by Citi Corp., within the limit of US$ 550,000 and US$ 1,490,000, respectively.

     e. The Company made a contract for joint ownership of a satellite with Japan MBCO in order to enter the satellite digital multimedia broadcasting business. In accordance with the contract, the Company and Japan MBCO decided the sharing rate of joint ownership to be 34.66% for the Company and 65.34% for Japan MBCO based on a number of relay stations and coverage. The details of the contract are as follows (in millions of Japanese yen and in millions of U.S. dollars) :

                                                                 Investment made    Investment to
                                     Total      The Company's    in 2003 by the     be made by the
                                   investment      portion          Company            Company
                                   ----------   -------------   ----------------   ---------------
Purchase of satellite, launching
   and insurance                   US$    193   US$        67   US$           50   US$          17
Operation of the control center    JPY  4,934   JPY     1,710   JPY        1,710   JPY           -

21.  INSURANCE

     At December 31, 2003, certain of the Company's assets are insured with local insurance companies as follows (in millions of Korean won) :

              Insured                                Risk                 Carrying value      Coverage
------------------------------------   --------------------------------   --------------   ---------------
Property and equipment, directors'     Fire and comprehensive liability
 liabilities and general liabilities     and other                        W    6,233,174   W    10,123,102
                                                                          ==============   ===============

22.  TRANSACTIONS WITH AFFILIATED AND RELATED COMPANIES

     Significant related party transactions and balances as of and for the years ended December 31, 2003 and 2002 were as follows (in millions of Korean won) :

                   Description                        2003          2002
------------------------------------------------   -----------   -----------
TRANSACTIONS
SK C&C Co., Ltd. :
    Purchases of property and equipment            W   180,270   W   196,455
    Commissions paid and other expenses (note 1)       284,032       231,316
    Commission and other income                          8,200         6,691

SK Engineering & Construction Co., Ltd. :
    Construction (note 2)                              324,260       289,311
    Commissions paid and other expenses                  7,662        23,981
    Commissions and other income                           775           678

SK Networks Co., Ltd. (formerly SK Global) :
    Purchases of property and equipment                  3,213        10,954
    Commissions paid and other expenses                210,374        83,016
    Commissions and other income                        10,761         1,208

SK Corporation :
    Purchases of property and equipment                  3,831            52
    Commissions paid and other expenses                 35,004        36,754
    Commissions and other income                         5,274         3,062

Innoace Co., Ltd. :
    Purchases of property and equipment                 35,225        40,884
    Commissions paid and other expenses                  8,969         9,454
    Commissions and other income                           313           217

SK Communications Co., Ltd. :
    Purchases of property and equipment                  7,379         1,312
    Commissions paid and other expenses                 29,042        48,251
    Commissions and other income                        18,534         4,646

SK Telesys Co., Ltd. :
    Purchases of property and equipment                188,111       187,205
    Commissions paid and other expenses                  1,717         1,519
    Commissions and other income                           179           290

Widerthan.com Co., Ltd. :
    Purchases of property and equipment                 22,643         9,124
    Commissions paid and other expenses                 49,939        24,218
    Commissions and other income                           401           274

                      Description                           2003          2002
------------------------------------------------------   -----------   -----------
BALANCES
SK C&C Co., Ltd. :
    Accounts receivable                                  W       112   W       287
    Accounts payable                                          72,384       116,235
    Guarantee deposits received                                  346           284

SK Engineering & Construction Co., Ltd. :
    Accounts receivable                                           92           242
    Accounts payable                                          63,442        65,773
    Guarantee deposits received                                   90           130

SK Networks Co., Ltd. (formerly SK Global Co., Ltd.) :
    Accounts receivable                                          996         3,145
    Guarantee deposits                                           113           113
    Accounts payable                                          62,436        14,606
    Guarantee deposits received                                  719           255

SK Corporation :
    Accounts receivable                                          474           822
    Guarantee deposits paid (note 3)                         103,720        79,611
    Accounts payable                                           2,908        11,272
    Guarantee deposits received                               10,194         9,885

Innoace Co., Ltd. :
    Accounts receivable                                       25,640        26,806
    Accounts payable                                           1,069         2,138

SK Communications Co., Ltd. :
    Accounts receivable                                        4,838           240
    Accounts payable                                           8,903        14,089
    Guarantee deposits received                                6,764         8,036

SK Telesys Co., Ltd. :
    Accounts payable                                               2             5
    Guarantee deposits received                               33,904        60,834

SK Wyverns Baseball Club Co., Ltd. :
    Long-term and short-term loans                            13,532        19,106

SK Life Insurance Co., Ltd. :
    Deposits for severance indemnities                        59,613        57,590
    Guarantee deposits                                            60            60
    Accounts receivable                                        1,119           117
    Guarantee deposits received                                  338           767

Widerthan.com Co., Ltd. :
    Accounts receivable                                           30             -
    Accounts payable                                           9,762         8,296
    Guarantee deposits received                                    -         4,736

23.  MERGER WITH SK IMT CO., LTD.

     On May 1, 2003, the Company merged with SK IMT Co., Ltd., in accordance with a resolution of the Company's board of directors on December 20, 2002 and the approval of shareholders of SK IMT Co., Ltd. on February 21, 2003. The exchange ratio of common stock between the Company and SK IMT Co., Ltd. was 0.11276 share of the Company's common stock with a par value of W500 to 1 share of common stock of SK IMT Co., Ltd. with a par value of W5,000. Using such exchange ratio, the Company distributed 126,276 shares of new issued common stock to minority shareholders of SK IMT Co., Ltd. and the Company retired all shares of SK IMT Co., Ltd. owned by the Company and SK IMT Co., Ltd. upon the merger. The assets and liabilities transferred from SK IMT Co., Ltd. were accounted for at the carrying amounts of SK IMT Co., Ltd.

     The condensed balance sheet of SK IMT as of April 30, 2003 and December 31, 2002 and the condensed statements of operations for the period from January 1, 2003 to April 30, 2003 and for the year ended December 31, 2002 are as follows (in millions of Korean won) :

                                                      Apr. 30, 2003         Dec. 31, 2002
                                                  ---------------------   -----------------
CONDENSED BALANCE SHEETS
     Current assts                                W             332,321   W         963,896
     Fixed asset                                              1,274,185           1,274,630
                                                  ---------------------   -----------------

     Total Assets                                 W           1,606,506   W       2,238,526
                                                  =====================   =================

     Current liabilities                          W               7,808   W          26,164
     Long-term liabilities                                      556,444             558,107
                                                  ---------------------   -----------------

     Total Liabilities                                          564,252             584,271
                                                  ---------------------   -----------------

     Capital stock                                              300,000             300,000
     Capital surplus                                          1,300,020           1,300,020
     Retained earnings                                           47,192              54,235
     Capital adjustment                                        (604,958)                  -
                                                  ---------------------   -----------------

     Total Stockholders' Equity                               1,042,254           1,654,255
                                                  ---------------------   -----------------

     Total Liabilities and Stockholders' Equity   W           1,606,506   W       2,238,526
                                                  =====================   =================

                                                   Period from Jan. 1,       Year ended
                                                  2003 to Apr. 30, 2003     Dec. 31, 2002
                                                  ---------------------   -----------------
CONDENSED STATEMENTS OF OPERATIONS
     Operating revenue                            W                   -   W               -
     Operating expenses                                          (7,009)             (7,737)
                                                  ---------------------   -----------------

     Operating loss                                              (7,009)             (7,737)
     Non-operating income                                        12,032              47,794
     Non-operating expenses                                     (13,694)             (1,265)
                                                  ---------------------   -----------------

     Ordinary income (loss)                                      (8,671)             38,792
     Extraordinary gain (loss)                                        -                   -
                                                  ---------------------   -----------------

     Income before income taxes                                  (8,671)             38,792
     Income tax benefit (expenses)                                2,961             (11,554)
                                                  ---------------------   -----------------

     Net income (loss)                            W              (5,710)  W          27,238
                                                  =====================   =================

24.  MERGER WITH SHINSEGI TELECOMM, INC.

     On January 13, 2002, the Company merged with Shinsegi Telecomm, Inc. in accordance with a resolution of the Company's board of directors dated September 21, 2001 and the approval of shareholders of Shinsegi Telecomm, Inc. dated November 16, 2001. The exchange ratio of common stock between the Company and Shinsegi Telecomm, Inc. was 0.05696 to 1. Using such exchange ratio, the Company distributed 2,677,653 shares of treasury stock to minority shareholders of Shinsegi Telecomm, Inc. and the Company retired all shares of Shinsegi Telecomm, Inc. owned by the Company and Shinsegi Telecomm, Inc. upon the merger.

     The condensed balance sheets of Shinsegi Telecomm, Inc. as of January 12, 2002 and December 31, 2001 and the condensed statements of operations for the period from January 1, 2002 to January 12, 2002 and for the year ended December 31, 2001, which are adjusted for the difference in depreciation methods between the Company and Shinsegi Telecomm, Inc., are as follows (in millions of Korean won) :

                                                      Jan. 12, 2002         Dec. 31, 2001
                                                  ---------------------   -----------------
CONDENSED BALANCE SHEETS
    Current assts                                 W             574,319   W         578,627
    Fixed asset                                               1,126,811           1,131,930
                                                  ---------------------   -----------------

    Total Assets                                  W           1,701,130   W       1,710,557
                                                  =====================   =================

    Current liabilities                           W           1,077,440   W       1,089,375
    Long-term liabilities                                       509,934             513,109
                                                  ---------------------   -----------------

    Total Liabilities                                         1,587,374           1,602,484
                                                  ---------------------   -----------------

    Capital stock                                               800,000             800,000
    Deficit                                                    (680,058)           (689,599)
    Capital adjustment                                           (6,186)             (2,328)
                                                  ---------------------   -----------------

    Total Stockholders' Equity                                  113,756             108,073
                                                  ---------------------   -----------------

    Total Liabilities and Stockholders' Equity    W           1,701,130   W       1,710,557
                                                  =====================   =================

                                                   Period from Jan. 1,        Year ended
                                                  2002 to Jan. 12,2002      Dec. 31, 2001
                                                  ---------------------   -----------------
CONDENSED STATEMENTS OF OPERATIONS
    Operating revenue                             W              71,638    W      2,007,018
    Operating expenses                                          (58,562)         (1,793,130)
                                                  ---------------------   -----------------

    Operating income                                             13,076             213,888
    Non-operating income                                          2,571              71,598
    Non-operating expenses                                       (3,142)           (181,938)
                                                  ---------------------   -----------------

    Ordinary income                                              12,505             103,548
    Extraordinary gain (loss)                                         -                   -
                                                  ---------------------   -----------------

    Income before income taxes                                   12,505             103,548
    Provision for income taxes                                   (2,964)           (135,105)
                                                  ---------------------   -----------------

    Net income (loss)                             W               9,541   (W         31,557)
                                                  =====================   =================

     Under Korean GAAP, for consolidated financial statement purposes, the excess unallocated price of W299,121 million for the additional 19.2% equity interests acquired in 2001 after its acquisition of a majority equity interest in Shinsegi Telecomm, Inc. on April 27, 2000, is not considered as goodwill but deducted from other capital surplus. As a result, the balance of the Company's retained earnings in the non-consolidated financial statements as of the merger date (January 12, 2002) does not agree to the balance of its retained earnings in the consolidated financial statements as of the same date. To eliminate such difference, the Company adjusted its retained earnings by W4,082 million.

25.  OPERATING RESULTS OF FINAL INTERIM PERIOD

     The Company's key operating results for the three months ended December 31, 2003 and 2002 are as follows (in millions of Korean won, except for income per share) :

                                              4th Quarter of
                                       -----------------------------
                                            2003            2002
                                       -------------   -------------
                                        (unaudited)     (unaudited)
Operating revenue                      W   2,480,397   W   2,365,638
Ordinary income                              560,063         237,764
Net income                                   433,230         162,640
Net income per share (in Korean won)           5,885           1,932

26.  ECONOMIC UNCERTAINTIES

     The economic environment in the Republic of Korea continues to be volatile. In addition, the Korean government and the private sector continue to implement structural reforms to historical business practices, including corporate governance. The Company may be either directly or indirectly affected by these economic conditions and the reform program described above. The accompanying non-consolidated financial statements reflect management's assessment of the impact to date of the economic environment on the financial position and results of operations of the Company. Actual results may differ materially from management's current assessment.